Luísa Pestana
Director, Corporate Communications, Investor Relations and Social Responsibility
Vodafone Telecel – Comunicações Pessoais, S.A.
Parque das Nações
Avenida D. João II – Lote 1.04.01, 8º Piso – Ala Sul
1990–093 Lisboa PORTUGAL

Phone: 351.21.091.5251
Fax: 351.21.091.5480
Cellular: 351.91.7210105
email: ir@corp.vodafone.pt

7 January 2003

SEC FILE NUMBER 82–4528

DELIVERED VIA: DHL

Securities and Exchange Comm[illegible]
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: Vodafone Telecel – Comunicações Pessoais, S.A., File Number 82–4528; Subsequent Submission Pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934 claimed by Vodafone Telecel – Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Euronext Lisbon, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

Press Releases:
1. "Vodafone's comments on Anacom notification"
2. "Vodafone – Sending pictures from abroad is now possible with Vodafone"
3. "Vodafone launches new Europe–wide roaming charges model"
4. "Vodafone launches Vitamina Shock"
5. "Vodafone to use Refer's fibre optic cable network"
6. "Vodafone – Pioneering initiative: Carnide Parish Council and Vodafone organise beginners computer course for senior citizens"
7. "Vodafone Telecel to launch Vodafone live! – a revolutionary offer in mobile communications"
8. "Vodafone Telecel offers new MMS features: Picture messages to multiple addressees and to any Vodafone phone"
9. "Vodafone Telecel invites Portuguese fans to the MTV Europe Music Awards 2002"
10. "Vodáfone live! – a revolutionary new concept in mobile communications"
11. "Vodafone launches new Vitamina aimed at immigrant market"
12. "Vodafone – Interconnection between Vodafone Telecel and OniWay"
13. "Vodafone Telecel sends a proposal to OniWay"

dlw 1/14

14. "Vodafone demonstrates UMTS services in real time: Video telephony, video streaming and high speed Internet on the move"
15. "Vodafone Telecel, Oni and OniWay sign agreement"
16. "Vodafone to sponsor Central Models Yearbook again"
17. "Vodafone – Christmas: Vodafone processed 42 million messages"
18. "Vodafone – New Year's Eve: Vodafone processed 35 million messages"
19. "Vodafone to sponsor new James Bond film"

Earnings Releases:
1. "Vodafone Telecel announces First Half 2002 Results (April to September)"

Presentations:

Results:

1. "Vodafone Telecel – First Half 2002 Results" (Portuguese version)

Other presentations available at the company website (Portuguese versions):

1. "12th Communications Congress" presented by Vodafone Telecel's CEO, Mr. António Carrapatoso
2. "Vodafone live! commercial launch" presented by Vodafone Telecel's Chief Executive Officer, Mr. António Carrapatoso and Vodafone Telecel's Vice President of Marketing, Sales and Operations, Mr. António Coimbra to the Portuguese media

Others:
1. 2001 Annual Report and Accounts (English version)
2. First Half 2002 Reports and Accounts (Portuguese version)

Please acknowledge receipt of this letter and the enclosures by date–stamping the enclosed copy of this letter, and returning it to me in the self–addressed, stamped envelope.

Sincerely,

Luísa Pestana

Luísa Pestana
Director, Corporate Communications, Investor Relations and Social Responsibility
Vodafone Telecel – Comunicações Pessoais, S.A.

enclosures

Press Release

vodafone

Vodafone's comments on Anacom notification

03 JAN 13 AM 6:30

Lisbon, 3 September 2002 – Vodafone has today sent Anacom its comments on the Notification of the likely outcome of the Decision on interconnection of networks, received on 21 August.

In its comments, Vodafone repeats its doubts about the legal and regulatory basis allowing OniWay to supply GSM services, in view of the fact that it is not licensed to do so, and to apply for interconnection. Vodafone considers that giving OniWay the right to supply voice and data services accessible via GSM technology strikes at the heart of GSM licensing, in that access to GSM frequencies was the subject of a restricted public tender.

Vodafone believes that the objective of assigning UMTS licences by public tender – to further the establishment by operators of UMTS networks and the supply of third–generation telecommunications services – will be undermined by allowing an operator to enter the business without having made the corresponding investment in UMTS.

Vodafone also considers that allowing this to happen will be a disincentive to companies making such investments and creating their own UMTS networks, and could lead to a situation of inverse discrimination in which a virtual operator is allowed to provide services for which it is not licensed, without having made the corresponding investment. If this happened, it would amount to a significant alteration to the conditions of the GSM tenders, in which such a possibility had not been contemplated.

In addition, if by chance OniWay acquired the minimum UMTS coverage to allow it to enter the business, then the so–called roaming agreement with TMN would be sufficient to provide coverage in geographical areas where OniWay did not have UMTS coverage.

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

If this were not the case, the agreement with TMN would amount to a situation in which a virtual operator was granted access to the network, something not contemplated in the current GSM licences held by operators. Vodafone has reiterated to Anacom the importance of ensuring that such access agreement does not violate the principles of fair competition and should therefore be transparent and non-discriminatory. Further, if there are to be access agreements, Anacom should first define the regulatory framework for virtual operators and amend GSM operators' licences to allow them to supply services to such virtual operators.

Vodafone remains prepared to enter into an interconnection agreement with OniWay on the terms proposed, which include immediate interconnection for GPRS services and for other services as soon as OniWay begins to supply UMTS services. To date, such an agreement has been rejected by OniWay.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Sending pictures from abroad is now possible with Vodafone

Lisbon, 18 September 2002 – As from 18 September, Vodafone becomes the first Portuguese operator to offer the MMS (Multimedia Messaging) service in roaming mode. Its customers will therefore be able to send photographs they have just taken during their foreign holidays to other mobile phones and e–mail boxes, via the MMS service.

Currently, the service is available while roaming in the following countries: France (SFR), Germany (Vodafone – D2), Greece (Vodafone – Panafon), Ireland (Vodafone – Eircell), Italy (Vodafone – Omnitel), Spain (Vodafone – Airtel), Sweden (Vodafone – Europolitan), Switzerland (Swisscom) and the United Kingdom (Vodafone UK).

Vodafone was the first operator to introduce the MMS service in Portugal, on 8 May 2002. This messaging service represents a huge advance on the present SMS (Short Message Service), combining as it does text, pictures, colour and sound.

The Vodafone MMS service will remain free until 31 October 2002. Until then, the only charge will be for the GPRS traffic (KB) sent/received while roaming, in accordance with current rates.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107,500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone launches new Europe–wide roaming charges model

Lisbon, 3 October 2002 – Since 30 September, Vodafone Telecel customers have been able to use a new charging model for the roaming service. Known as Eurocall Platinum, it is a development of Eurocall, the pioneering service launched by the Vodafone Group in 2001 which lowered and simplified roaming charges in Europe.

Eurocall Platinum has been designed to meet the needs of customers who make heavy use of the roaming service in Europe. For a monthly subscription of €10, these customers can benefit from a reduced rate of €0.65 a minute, representing significant savings from the normal roaming call charges.

Eurocall Platinum is already available to Vodafone Telecel customers in the following countries: Spain, France, Germany, United Kingdom, Italy, Belgium, Switzerland, Greece, Holland, Ireland and Sweden. The new rate applies to calls made on participating Vodafone networks to any of the Western European countries listed below. Like Eurocall, Eurocall Platinum is a flat rate, irrespective of the time of day.

The launch of this new model is a further example of Vodafone's capacity to roll out services on a European scale, to the direct benefit of customers.

Notes:

- Figures without VAT
- Participating networks: Vodafone Spain, SFR (France), Vodafone Germany, Vodafone UK, Vodafone Omnitel (Italy), Proximus (Belgium), Swisscom (Switzerland), Vodafone Panafon (Greece), Vodafone Libertel (Holland), Vodafone Ireland, Vodafone Sweden and Vodafone Telecel (Portugal)
- "Western Europe": Andorra, Austria, Belgium, Canary Islands, Denmark, Faroe Islands, Finland, France, Germany, Gibraltar, Greece, Holland, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, United Kingdom

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrita na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone launches Vitamina Shock

Lisbon, 7 October 2002 – Vodafone Telecel is today launching a totally new product, unique on the Portuguese cellular market. Called the Vitamina Shock, it gives users a bonus of ten euros every time they spend twenty or more euros a month on calls.

Users of the new Vitamina can therefore obtain a bonus of up to 50% of the value of calls made. They also benefit from the fact that there are no compulsory top–ups – an advantage that, allied to the bonus, makes the Vitamina Shock one of the most attractive of pre–paid products.

Bonuses are credited automatically at the beginning of the month following that in which twenty or more euros were spent on calls, without the customer having to make a top–up. Bonuses depend purely on the pattern of use of the mobile phone.

Customers can find out at any time how much more they need to spend to achieve the amount entitling them to the bonus by calling the VitaConsulta Service on 1799.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone to use Refer's fibre optic cable network

Lisbon, 16 October 2002 – Vodafone has signed an agreement allowing it to use over 1500 kilometres of Refer Telecom's fibre optic cable network for a period of 12 years, with an option to use future Refer Telecom network expansions. This mainly concerns the transmission network linking the switch centres.

Under the terms of the agreement, Vodafone will be able to use the fibre optic cable network leased by Refer Telecom for all the types of services for which it is, or may later be, authorised or licensed. The agreement will allow Vodafone to make significant cost savings in its forecast total network costs over the agreement term.

Refer Telecom has the right to operate the basic telecommunications support infrastructures that form part of the Portuguese rail network.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Press Release

vodafone

Pioneering initiative
Carnide Parish Council and Vodafone organise beginners' computer course for senior citizens

Lisbon, 24 October 2002 – Senior citizens in Carnide have been taking part since 21 October in a beginners' computer course organised by the Parish Council and Vodafone. For all the participants, aged between 61 and 71, this is their first contact with the world of information technology.

The objective of the initiative is to help participants to learn how to use the new information technologies (computers, Internet, mobile phones) in a convivial atmosphere that enables them to overcome their initial fears and resistance.

To help create this atmosphere and as an incentive to participants to maintain and extend their newly–acquired skills when the course is over, the organisers have developed the idea of the 'mentor' – a family member or younger friend with some experience in the subject who can assist them in the future.

Vodafone has supplied the equipment (computers and mobile phones) and a team of trainers, all of whom are company employees, who have volunteered to assist with the course. After the course is over, a computer with an Internet connection, donated by Vodafone, will continue to be available for use at Carnide Parish Council. Carnide Parish Council made the premises available and publicised the initiative as part of its Senior Citizens Week.

For further information, please contact Vodafone's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone Telecel to launch Vodafone live! – a revolutionary offer in mobile communications

Lisbon, 24 October 2002 – A fully innovative concept in the integration of services and content in mobile communications is to be launched for the first time in Portugal by Vodafone Telecel.

This new system will transform and enrich the way mobile phones are used at present, besides of extending its scope, by taking advantage of the new capabilities introduced by multimedia services, in particular the integration of colour, sound, text and images. Because of its characteristics, this new system is also extremely simple to use.

Vodafone Telecel customers will shortly be able to take advantage of an integrated package of handset and high–quality content and services, selectable from coloured and icon based menus to facilitate easy and intuitive usage.

Vodafone live! will be made available in Vodafone Group's operators in Portugal, Germany, Ireland, Italy, Netherlands, Spain, Sweden and the UK, with Australia, Greece and New Zealand to follow in the beginning of next year.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrita na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone Telecel offers new MMS features

Picture messages to multiple addressees and to any Vodafone phone

Lisbon, 29 October 2002 – As from 1 November, Vodafone Telecel customers will have the advantage of new features on its MMS Service: the facility to send picture messages to multiple addressees and to phones that do not support MMS. In addition, a new rate will be introduced, lower than that previously announced.

Vodafone Telecel customers will be able to send simultaneous multimedia messages to multiple addressees, both mobile phones and e–mail addresses, up to a maximum of ten at one time. It will thus be possible to share that special photo with a number of friends and family members at the same time.

Also during November, a major new feature will be available to users. This will allow Vodafone customers that do not have colour phones with MMS capability to receive picture messages. When a picture message is sent to a mobile phone that is not MMS–compatible, the customer will receive instead a text message containing a code, inviting him or her to view the message on Vodafone Telecel's site at www.vodafone.pt.

Vodafone Telecel is thus able to guarantee to all its customers that they will be able to view picture messages sent to them, regardless of the type of phone they may have.

Vodafone was the first operator to launch MMS in Portugal, on 8 May 2002. MMS (Multimedia Messaging Service) is a major advance on SMS (Short Message Service), allowing as it does messages containing images, colour, long text and audio to be sent to mobile phones and e–mail addresses.

Also from 1 November, each multimedia message sent to a mobile phone or e–mail address will be charged at a new rate of €0.39 (with VAT), while receiving multimedia messages from other mobile phones or e–mail boxes will continue to be free. There is a promotional period with MMS for the first six months after its launch, during which customers are invited to try out the service without charge. This period ends on 31 October 2002.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Press Release

vodafone

Vodafone Telecel invites Portuguese fans to the MTV Europe Music Awards 2002

Lisbon, 31 October 2002 – Vodafone Telecel is arranging for six Portuguese fans to attend the MTV Europe Music Awards 2002, on 14 November at the Palau St Jordi in Barcelona.

The event is sponsored by Vodafone and coincides with the European launch of a revolutionary concept in the integration of services and content for mobile phones: Vodafone live!, which will also appeal to the MTV generation.

Vodafone's association with the event is a natural one: just as MTV Europe is watched in over 100 million homes in 44 countries, the Vodafone Group has over 100 million customers and puts an even bigger number of people in touch with one another around the world.

Vodafone Telecel's guests are selected through a nationwide text messaging competition which will run between 31 October and 6 November, being the winners announced on 8 November.

For further information, please contact Vodafone's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito no C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone live! – a revolutionary new concept in mobile communications

Lisbon, 5 November 2002 – Vodafone Telecel is introducing to the market a new concept in mobile communications, combining for the first time a comprehensive set of services and content, colour, audio, messages and images. Called Vodafone live!, the concept offers a wide range of services in terms of capturing, sending and receiving photographs, colour games in two and three dimensions, e-mail, polyphonic tones and a wide variety of content, much of it location based.

Available from 8 November, Vodafone live! will revolutionise the way mobile phones are used, bringing together as it does information and entertainment as part of a combined package comprising handset and high-quality content and services, called up from coloured menus and using icons to facilitate easy, intuitive use. Even prior to the launch of UMTS, Vodafone live! is already offering third-generation mobile services, supported by GSM technology via GPRS.

Underlying Vodafone's investment in the concept is the conviction that what matters to customers is not the technology that supports services but, above all, the quality, usefulness and entertainment value of such services – and, equally, their capacity to generate and convey emotions, something that is now possible with the introduction of this new concept.

Vodafone has invested heavily in the development of Vodafone live!, including consulting customers in order to gain a better understanding of their real needs and expectations. The result is this new concept giving customers access to a fascinating world of colour, audio, images and content from easy-to-use handsets with highly intuitive, user-friendly menus.

Vodafone live! will be available on three handsets: the Sharp GX 10, the Nokia 7650 and the Panasonic GD 87. During the coming months, the number of models will be increased, widening customer choice. There is no subscription for accessing the service and its cost depends solely on usage.

MMS/Multimedia Album

Vodafone live! allows users to instantaneously capture, send, save and receive messages containing images, and to combine audio and text with them, using a simple interface. Linked to these features is the Multimedia Album – a personal archive allowing users to compose multimedia messages from saved images and audio files, and to share them with others.

(cont.)

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Press Release

vodafone

E–mail

Vodafone live! users can receive and send e–mails extremely simply. They are automatically provided with an e–mail address in the 'telephonenumber@vodafone.pt' format, ready to use and with the opportunity to upgrade to the Unified Messaging Service (voice, fax and e–mail in a single mailbox). It will also be possible to access external e–mail accounts.

Polyphonic ringtones

Vodafone is offering its customers a catalogue containing more than one thousand ringtones divided into several categories, such as Top Hits, New Releases, 80s Sounds, 90s Sounds, Cinema–TV, Classical, Dance, Hip Hop, Pop–Rock, etc., with a quality of up to 16 simultaneous notes instead of the 1 or 2 currently on the market. Customers will be able to access the catalogue from the Vodafone live! menu and download the ringtone they want, or even record their own ringtones.

Games

The latest generation games are available, in two and three dimensions and colour, and with sound and vibration. Customers will be able to download the latest action games or choose traditional ones such as PacMan, Galaxian, Space Invaders, etc. A wide range of games is available, all written in Java.

Mobile portal

An easy–to–navigate colour portal, using icons and providing access to specific content areas such as news, useful information, restaurants, pharmacies, weather, sport, live goals, traffic reports, horoscopes, cultural events, TV, cinema, etc.. The service includes a handset location device known as 'Near Me', to direct the user to the nearest pharmacy, restaurant, etc.

Rates

It will be possible to send messages containing images, colour, long text and audio to mobile phones or e–mail addresses for €0.39. Polyphonic tones will cost €1.50 and games will be priced at €2.50 or €3.00. Traffic will be free until 31 December 2002, after which a charge of €0.015 per KB will be made. These figures include VAT.

Vodafone's partners in the project include local partners, such as TVI/Endemol, Record, Porto Editora, Guia do Automóvel and Jornal Ocasião, and international partners, such as MTV, Fnac, Jipii and Kiwee, among a host of others. The existing Vodafone content, supplied by Bola, Público, Canal de Negócios and others will continue to be available.

The Vodafone live! services and content form the basis for the next tier of mobile communications. All the services accessible by GSM technology via GPRS will be transposed to the Third Generation, at higher speeds and in greater variety.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Press Release

vodafone

Vodafone launches new Vitamina aimed at immigrant market

Lisbon, 7 November 2002 – Vodafone will tomorrow launch a new product in the Vitamina family, called Vitamina Home, aimed at the market segment of immigrants to Portugal from Eastern Europe, Brazil and other countries.

This new Vitamina has been specially designed with the specific needs of these customers in mind, allowing them as it does to keep in touch at competitive prices with their families and friends back home and in Portugal.

The Vitamina Home allows users to choose a "home number", that is a fixed line telephone number in their home country to which they can make calls for € 0.29 a minute, in the case of Eastern Europe, Brazil and certain other countries.

The launch promotion is based on a phone with the differentiating feature that it allows the language spoken by the customer to be selected. Initially, phones will be available with menus in Portuguese, Russian and English. Literature and communications with Vitamina Home customers, including the user manual and rate card, will also be available in a number of languages such as Russian, Romanian, Ukrainian and English, as well as in Portuguese.

In addition, Vodafone Customer Services will be available every working day between 10 a.m. and 7 p.m. in Russian – a language generally understood by inhabitants of the former Soviet Union.

For further information, please contact Vodafone's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C do Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Interconnection between Vodafone Telecel and OniWay

Lisboa, 13 November 2002 – Following Anacom's decision of September 24 and further meetings with this institution, Vodafone Telecel has decided to grant interconnection to OniWay, which will happen within 7 days.

Vodafone Telecel tried to settle the matter right after the said decision by Anacom, by immediately sending an interconnection contract to OniWay, which didn't came to effect since it was not accepted by them.

In subsequent meetings with Anacom it became clear that the concerns expressed by Vodafone Telecel in the proposed contract will be followed through by the Regulating entity, what assured Vodafone Telecel of the minimum conditions for placing the interconnection.

It is worth mentioning that Vodafone Telecel considers to be in the right in all this process and that it will continue to defend its legally protected rights and interests in the competent institutions, reserving the right to make any decisions as soon as these institutions announce their own.

For further information, please contact Vodafone's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C do Lisboa sob o nº 2424
Sociedade Aberta

Press Release

Vodafone Telecel sends a proposal to OniWay

Lisbon, 22 de November de 2002 – Vodafone Telecel today sent to OniWay a proposal to acquire their share capital and some of the assets held by OniWay. This proposal is valid for five days from today and is subject to subsequent agreement between the parts regarding the necessary contracts and to the authorisation of Vodafone Telecel's General Council.

For further information, please contact Vodafone's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

Vodafone demonstrates UMTS services in real time

Video telephony, video streaming and high speed Internet on the move

Lisbon, 26 November 2002 – During the annual communications conference, Vodafone Telecel will be demonstrating future services to be supported on the UMTS network, such as video telephony, video streaming and high–speed Internet browsing. The demonstrations will take place in real time on the UMTS network already installed by Vodafone. Also, and for the first time in Portugal, live television streaming will be demonstrated on the GPRS network.

Video telephony on UMTS is the third generation development of voice telephony, allowing telephone conversations in audio and video from mobile phones. Very high–speed mobile Internet access (up to 384 Kbps) will also be demonstrated on the UMTS network. It will also be possible to watch video streaming on UMTS.

Vodafone's GPRS network will be used to support the first demonstration in Portugal of video streaming, making it possible to view, among other audio and video content, live television broadcasts on a Nokia 7650 mobile phone (available from Vodafone).

Following the launch of Vodafone live! on 8 November, the latest multimedia services will also be available, such as MMS, Java games in colour, polyphonic ringtones and a wide range of content on a coloured mobile portal colour with icon navigation.

Vodafone in Portugal is once again demonstrating its leadership in the new mobile multimedia content services (pictures, video and audio) supported both on second and third generation technologies.

The demonstration of these new services can be seen on the Vodafone Telecel stand at the 12th Communications Conference (APDC), which began today at the Lisbon Conference Centre (FIL, Junqueira).

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone Telecel, Oni and OniWay sign agreement

Lisbon, 4 December 2002 – Vodafone Telecel signed an agreement to acquire certain assets held by OniWay and the entire share capital of OniWay, provided that certain contractual conditions are met.

The assets are to be acquired from OniWay for a total amount of around 50 million euros and comprise network infrastructures and platforms, IT equipment and GPRS handsets.

This agreement encompasses the possibility of acquisition of OniWay's entire share capital, once the company is free of any charges, responsibilities and liabilities.

The value of the shares representing OniWay's capital will be based on OniWay's equity value at the transaction date, plus a variable amount equivalent to part of the eventual deduction of OniWay's tax losses that Vodafone Telecel might benefit.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone to sponsor Central Models Yearbook again

Lisbon, 16 December 2002 – Vodafone Telecel is to sponsor the Central Models Yearbook once again in 2003, in recognition of the quality of this initiative, published for the first time last year.

Through this sponsorship, Vodafone also aims to encourage all those who contribute inspiration and creativity to Portuguese fashion.

In a numbered edition of 2003 copies, the Central Models 2003 Yearbook will be used as a Christmas gift by Vodafone and Central Models.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa com o nº 2424
Sociedade Aberta

Press Release

vodafone

Christmas
Vodafone processed 42 million messages

Lisbon, 26 December 2002 – On 24 and 25 December, Vodafone's SMS service processed around 42 million text messages, approximately double the SMS traffic recorded on the same days last year. Of the total number of messages processed on the network, around 16 million were sent by Vodafone customers.

The peak for voice traffic was between 6 and 7 p.m. on 24 December, while text messages were at their highest between 6.30 and 9 p.m. on that day.

Vodafone had anticipated the increased numbers of calls and text messages over the holiday period by reinforcing both its call processing capacity, especially in the major urban centres, and the capacity of its text message transmission platform. As a result, in spite of the high volumes of traffic over the Christmas period, the processing of voice calls and text messages went smoothly.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e–mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

New Year's Eve
Vodafone processed 35 million messages

Lisbon, 2 January 2003 – On 31 December and 1 January, Vodafone's SMS service processed around 35 million text messages, nearly three times the SMS traffic recorded one year ago. Of the total number of messages processed on the network, around 11 million were sent by Vodafone customers.

The peak for voice traffic was between 6 and 7 p.m. on 31 December and between 00 and 01 a.m. on 1 January, while text messages were at their highest between 8 and 9 p.m. on 31 December and between 00 and 01 a.m. on 1 January.

In spite of the high volumes of traffic at New Year's Eve, the processing of voice calls and text messages on Vodafone's network went smoothly. Vodafone had anticipated the increased numbers of calls and text messages over the holiday period by reinforcing both its call processing capacity, especially in the major urban centres, and the capacity of its text message transmission platform.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Corporate Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Press Release

vodafone

Vodafone to sponsor new James Bond film

03 JAN 13 AM 6:30

Lisbon, 6 January 2003 – Vodafone is to sponsor the new James Bond film, "007 – Die Another Day", to be released in Portugal on 10 January.

Among other initiative linked to this event, Vodafone is to sponsor a simultaneous premiere of the film on 7 January in Lisbon and Oporto, attended by Vodafone customers selected by means of a nationwide text message contest, in collaboration with one of Portugal's leading radio stations.

Under the sponsorship agreement signed with EON Productions, the producers of "007 – Die Another Day", users of Vodafone live! will be supplied exclusively during the next two years with information, photos, logos, screensavers, games, polyphonic ringtones and a range of other unique content based on the film, adapted for mobile phones and exploiting all the colour, audio and picture possibilities offered by Vodafone live!.

The agreement also gives Vodafone live! exclusive rights to the mobile content of the other 19 films in the series, covering 40 years of James Bond, from "Dr. No", with Sean Connery and Ursula Andress, in 1962, to "The World Is Not Enough", starring Pierce Brosnan and Sophie Marceau, in 1999.

Vodafone live! will also be providing an almanac containing information on the James Bond films, including synopses of the 20 films, galleries of photos of the principal stars and an SMS Quiz game. There will also be screensavers of the "Bond girls", Java games such as Ice Racer, based on driving the new Aston Martin Vanquish from the latest film, polyphonic ringtones of themes from the James Bond films, an image bank and MMS posters.

For further information, please contact Vodafone Telecel's Corporate Communications, Investor Relations and Social Responsibility Department on +351.210.915.219 (phone), +351.210.915.480 (fax) or by e-mail at press@corp.vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

03 JAN 13 AM 5:30

vodafone

VODAFONE TELECEL ANNOUNCES FIRST HALF 2002 RESULTS (April to September)

Net earnings up 38% from previous year

Lisbon, Portugal: 13 November 2002 – Vodafone Telecel Comunicações Pessoais, S.A. (Euronext Lisbon: TLE AM; Reuters: TELN.IN; ADR: VFELY) today reports unaudited net income of EUR 55.2 million – EUR 0.26 per share – for the six months ended 30 September 2002, up 38.0% from the same period in the prior year.

Vodafone Telecel's EBITDA for the six months ended 30 September 2002 was EUR 159.6 million, an increase of 14.3% from the same period in the prior year. EBITDA margin on service revenues was 32.3% in the first half 2002, an improvement of 3.1 percentage points from the margin of 29.2% obtained in the same period of last year.

Vodafone Telecel achieved record total operating and service revenues of EUR 529.2 million and EUR 494.7 million in the first half of 2002, up 3.2% and 3.5%, respectively, from the same period in the prior year. Total operating revenues are comprised of service revenues, which are generated by communications services, and other revenues, which principally include the sale of handsets. Cellular service revenues include a record of EUR 312.8 million related with cellular services billed to customers and EUR 168.5 million of cellular services billed to operators, respectively, up 7.9% and down 6.2% from the same period in the previous year. The decrease in the cellular services to operators' revenues is related with the reduction of the fixed to mobile and mobile to mobile interconnection rates imposed by the regulator Anacom.

As of 30 September 2002, Vodafone Telecel's registered cellular customer base stood at 2,976,763, a net addition of 138,748 cellular customers in the first half of 2002. Pre-paid services continued to represent the majority of gross additions in the period and represented approximately 73% of Vodafone Telecel's registered cellular customer base at 30 September 2002, which compares with 75% one year ago.

Vodafone Telecel's registered cellular ARPU was EUR 27.59 for the six months ended 30 September 2002, down 9.3% from the same period in the prior year. In the first half of 2002, ARPU related with cellular services to customers was EUR 17.93 and ARPU related with cellular services to operators was EUR 9.66, respectively, down 4.5% and 17.0% from the same period in the previous year. The reduction in cellular services to customers' ARPU results of alterations in the traffic profile, due to a higher number of calls within own network, which have a lower price, of customers' optimisation of the tariff plans and also of some tariff decreases. The reduction in cellular services to operators' ARPU results of the fixed to mobile and mobile to mobile interconnection rates cuts imposed by the regulator Anacom. Excluding the effect of the termination rates reductions, cellular ARPU in the first half of 2002 would have been EUR 29.02, representing a decrease of 4.6% from the same period in the previous year.

Network traffic (inbound + outbound minutes) increased 10.5% in the first half of 2002 from the same period in the prior year, with the cellular voice billed usage reaching 2,398 million minutes in the six months ended 30 September 2002. Average monthly usage per registered customer was 137 cellular

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

voice minutes in the six months ended 30 September 2002, down 2.1% from the same period last year. Average monthly usage per active customer was 155 cellular voice minutes in the first six months of 2002, up 2.0% from the same period of the previous year.

In the first half of 2002, mobile data revenues, which include SMS, Internet mobile access, data and fax, reached EUR 29.8 million, up 23.7% from the same period in 2001, and represented 6.2% of Vodafone Telecel's cellular service revenues. About 40% of the total cellular customer base regularly uses the short message service (SMS) and those customers generated an average of 65 SMS per month in the six months ended 30 September 2002.

Vodafone Telecel's Chairman of the Management Board and CEO, Mr. António Carrapatoso, said, "We are very pleased with Vodafone Telecel's operational and financial performance in the first half of 2002. Vodafone Telecel managed to achieve record revenue and EBITDA levels as well as improve its operational margins. We are very much focused on maintaining our market positioning and differentiation as the most innovative and customer–oriented operator in Portugal, developing useful and competitive services and providing the best offer in the market. We have recently enlarged our data services offer with the launch of Vodafone live! – a fully innovative concept which we believe will revolutionise mobile communications. Vodafone Telecel is strongly committed to the growth of non–voice revenues through the development of new data products and services. We will continue to focus both on customer satisfaction and on margin improvements, aiming at delivering additional value to both our customers and shareholders."

For further information, please contact Ms. Luísa Pestana (tel: +351.21.091.5252, fax: +351.21.091.5480, e–mail: ir@corp.vodafone.pt), Vodafone Telecel Corporate Communications and Investor Relations Director.

"Safe Harbour" Statement

Except for the historical information presented, the matters discussed herein are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include: a change in economic conditions in Portugal which would adversely affect the level of demand for communications services; greater–than–anticipated competitive activity requiring reduced pricing and/or product offerings or resulting in higher acquisition or retention costs or higher customer churn; decline of average revenue per customer due to an increasing proportion of pre–pay customers and declining rates; greater–than–expected customer growth driving increased investment in network capacity; impact of changes in the regulatory environment; impact of new business opportunities requiring significant up–front investments; and impact on capital spending from the deployment of new technologies.

SELECTED FINANCIAL AND OPERATIONAL METRICS – Semester

Half Year Figures * (1 April to 30 September 2002)	Apr – Sep 2002 * EUR Mn	Apr – Sep 2001 * (1) EUR Mn	% Change
Total Operating Revenues	529.2	513.0	3.2%
Service Revenues	494.7	478.2	3.5%
Cellular Service Revenues Services to Customers	312.8	289.9	7.9%
Cellular Service Revenues Services to Operators	168.5	179.7	(6.2%)
Inbound National Cellular Services to Mobile Operators	70.8	79.8	(11.3%)
Inbound National Cellular Services to Fixed Operators	57.4	67.2	(14.6%)
Depreciation and amortisation	64.7	61.4	5.4%
EBITDA	159.6	139.6	14.3%
EBITDA Margin on Service Revenues	32.3%	29.2%	3.1 pts
Pre–Tax Income	81.3	67.2	21.0%
Tax Rate	32.0%	40.5%	(8.5 pts)
Net Income	55.2	40.0	38.0%
EPS (EUR)	0.26	0.19	38.0%
Cellular Net Additions	138,748	190,311	(27.1%)
EOP Registered Cellular Customers	2,976,763	2,669,111	11.5%
Monthly ARPU per Active Cellular Customer (EUR)	31.10	32.91	(5.5%)
Monthly ARPU per Registered Cellular Customer (EUR)	27.59	30.41	(9.3%)
Services to Customers Monthly ARPU p/ Reg. Cel. Cust. (EUR)	17.93	18.77	(4.5%)
Services to Operators Monthly ARPU p/ Reg. Cel. Cust. (EUR)	9.66	11.64	(17.0%)
Monthly CCPU per Registered Cellular Customer (EUR)	18.73	20.94	(10.6%)
Monthly Voice Cellular MOU per Registered Cellular Customer	137	140	(2.1%)
Monthly Voice Cellular MOU per Active Cellular Customer	155	152	2.0%
Mobile Data Revenues	29.8	24.1	23.7%

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed in the first half 2001)

Vodafone Telecel Corporate Communications
and Investor Relations
Luisa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

SELECTED FINANCIAL AND OPERATIONAL METRICS – Quarter

Quarterly Figures * (1 July to 30 September 2002)	Jul – Sep 2002 *	Jul – Sep 2001 * (1)	% Change
	EUR Mn	EUR Mn	
Total Operating Revenues	274.7	264.0	4.1%
Service Revenues	252.7	244.5	3.4%
Cellular Service Revenues Services to Customers	158.2	144.1	9.8%
Cellular Service Revenues Services to Operators	88.1	95.9	(8.1%)
Inbound National Cellular Services to Mobile Operators	33.6	41.9	(19.8%)
Inbound National Cellular Services to Fixed Operators	29.6	33.9	(12.7%)
Depreciation and amortisation	32.2	31.4	2.5%
EBITDA	86.9	71.7	21.2%
EBITDA Margin on Service Revenues	34.4%	29.3%	5.1 pts
Pre–Tax Income	50.7	35.6	42.4%
Tax Rate	30.9%	38.0%	(7.1 pts)
Net Income	35.0	22.1	58.4%
EPS (EUR)	0.16	0.10	58.4%
Cellular Net Additions	90,218	105,187	(14.2%)
Monthly ARPU per Active Cellular Customer (EUR)	31.80	33.27	(4.4%)
Monthly ARPU per Registered Cellular Customer (EUR)	28.00	30.57	(8.4%)
Services to Customers Monthly ARPU p/ Reg. Cel. Cust. (EUR)	17.99	18.36	(2.0%)
Services to Operators Monthly ARPU p/ Reg. Cel. Cust. (EUR)	10.01	12.21	(18.0%)
Monthly CCPU per Registered Cellular Customer (EUR)	18.31	21.14	(13.4%)
Monthly Voice Cellular MOU per Registered Cellular Customer	138	144	(4.2%)
Monthly Voice Cellular MOU per Active Cellular Customer	157	157	0.0%
Mobile Data Revenues	16.2	11.4	42.1%

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed in the first half 2001)

Vodafone Telecel Corporate Communications and Investor Relations
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

INCOME STATEMENT * (1 April to 30 September 2002)	Apr – Sep 2002 * EUR Mn	Apr – Sep 2001 * (1) EUR Mn
Operating revenues		
Communications services	494.7	478.2
Sales of equipment and accessories	34.5	34.8
Total operating revenues	**529.2**	**513.0**
Operating expenses		
Interconnection costs	132.7	143.0
Cost of equipment and accessories sold	39.8	46.6
Selling, general, administrative & other expenses	153.6	137.7
Wages and salaries	34.9	35.7
Depreciation and amortisation	64.7	61.4
Provisions	8.6	10.5
Total operating expenses	**434.3**	**434.9**
Operating income	**94.9**	**78.1**
Other income (expense)		
Net profit in associated companies	0.6	0.0
Interest and other income	2.0	1.8
Interest and other expense	(11.0)	(11.0)
Other non–operating expense	(5.2)	(2.0)
Minority interests		0.3
Income before income tax	**81.3**	**67.2**
Income tax provision	(26.1)	(27.2)
Net Income	**55.2**	**40.0**

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed in the first half 2001)

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

vodafone

BALANCE SHEET *	30 September 2002 *	30 September 2001 * [1]
	EUR Mn	EUR Mn
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	4.3	5.5
Accounts receivable		
Trade receivables, Net	304.2	263.0
Taxes receivables	1.0	2.5
Other debtors	19.7	11.6
Total accounts receivable	324.9	277.1
Inventories	19.9	21.7
Prepaid expenses/Deferred costs	58.3	70.0
Total current assets	**407.4**	**374.3**
INVESTMENT ASSETS		
Financial investments	3.6	1.1
Fixed assets, Net	612.9	544.8
Intangible assets, Net	131.1	123.1
Total investment assets	**747.6**	**669.0**
TOTAL ASSETS	1,155.0	1,043.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts and notes payable		
Bank loans and overdrafts	15.6	21.7
Trade creditors	212.1	164.4
Shareholders loans	200.0	230.0
Taxes payable	37.2	44.4
Other creditors	9.0	3.5
Other provisions	32.5	21.9
Total accounts and notes payable	506.4	485.9
Accrued expenses	102.7	113.7
Deferred income	32.5	35.9
Total current liabilities	**641.6**	**635.5**
MEDIUM AND LONG TERM LIABILITIES		
Corporate bonds		
Total medium and long term liabilities		
TOTAL LIABILITIES	641.6	635.5
MINORITY INTEREST	-	0.2
SHAREHOLDERS' EQUITY		
Common stock – at par value	107.5	107.5
Own shares	(6.8)	(6.8)
Reserves	357.5	266.9
Retained earnings	55.2	40.0
TOTAL SHAREHOLDERS' EQUITY	513.4	407.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,155.0	1,043.3

* Unaudited, prepared in accordance with Portuguese GAAP

(1) Consolidated accounts (as disclosed as at 30 September 2001)

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@corp.vodafone.pt
Phone: +351.21.091.5252
Fax: +351.21.091.5480

Vodafone Telecel
Resultados do 1º Semestre de 2002
(1 de Abril a 30 de Setembro)

António Carrapatoso
Lisboa, 13 de Novembro de 2002

vodafone | How are you?

O Primeiro Semestre de 2002
vs. 1º Sem 2001

Receitas Operacionais	▲	3,2%	529,2 M. Eur.
Receitas de Serviços	▲	3,5%	494,7 M. Eur.
Cash Flow Operacional (EBITDA)	▲	14,3%	159,6 M. Eur.
Resultado Líquido	▲	38,0%	55,2 M. Eur.
Receitas dos Dados Móveis	▲	23,7%	29,8 M. Eur.

vodafone | How are you?

O Primeiro Semestre de 2002
vs. 1º Sem 2001

ARPU Mensal dos Clientes Celulares Activos	▼	5,5%	31,10 Eur.
ARPU Mensal dos Clientes Celulares Registados	▼	9,3%	27,59 Eur.
Base de Clientes Celulares Registados (EOP)	▲	11,5%	2.976.763
Novos Clientes Celulares Registados	▼	27,1%	138.748
Total de Minutos Celulares de Voz	▲	10,5%	2.398 milhões de minutos
Média Mensal de Minutos Celulares de Voz por Cliente Celular Activo	▲	2,0%	155 min.
Média Mensal de SMS por utilizador regular (Clientes que enviaram pelo menos 1 SMS no mês ~ 40%)			65 SMS

vodafone | How are you?

Vodafone
Acontecimentos recentes

- Disponibilização do serviço de *roaming* nas redes de 239 operadores, em 109 países
- Lançamento do Eurocall Platinium
  - nova modalidade tarifária pan-europeia de *roaming*
- Lançamento da Vitamina Shock
  - Oferta ao Cliente de um bónus de € 10, sempre que gastar € 20 ou mais por mês
- Acordo para a utilização da rede de fibra óptica da Refer

vodafone | How are you?

Vodafone
Acontecimentos recentes

- Possibilidade de envio de MMS para múltiplos destinos e para qualquer equipamento Vodafone
- Lançamento da Vodafone live!
  - um conceito revolucionário nas comunicações móveis
- Lançamento da Vitamina Home
  - orientada para o segmento dos imigrantes

vodafone   How are you?

Vodafone
Novos Clientes Celulares

Distribuição Trimestral
[anos de calendário]


413.864
625.314
369.081
575.628
471.704
189.784
1997
1998
1999
2000
2001
Jan-Set 2002

vodafone   How are you?

Vodafone
Base de Clientes Celulares Registados

[anos de calendário]



745.252
1.370.566
1.739.647
2.315.275
2.786.979
2.976.763
88% (1)
Clientes Activos
1997
1998
1999
2000
2001
Set
2002

(1) Clientes que geraram um evento taxado nos últimos 3 meses

vodafone | How are you?

Vodafone
Receitas Operacionais e de Serviços

[milhões de euros]



Receitas de Serviços
Total das Receitas Operacionais
393,1
437,4
540,7
606,5
780,6
863,9
820,5
899,1
956,7
1.025,2
494,7
529,2
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Set
2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

vodafone | How are you?

Vodafone
Peso das Receitas de Dados Móveis nas Receitas de Serviços Celulares



1,1%
4,0%
5,3%
6,2%
1999 (2)
2000 (3)
2001 (3)
Abr-Set 2002 (4)

(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

vodafone | How are you?

Vodafone
Receita Média Mensal por Cliente Celular Registado (ARPU)

[euros]



Clientes Celulares Registados
60,82
42,57
32,88
31,63
29,37
27,59
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Set 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

vodafone | How are you?

Vodafone
Estrutura da Receita Média Mensal por Cliente Celular Registado (ARPU)


ARPU de Serviços a Operadores
ARPU de Serviços a Clientes
[euros]
11,08
37%
19,27
63%
9,36
34%
18,01
66%
12,21
40%
18,36
60%
10,01
36%
17,99
64%
11,64
38%
18,77
62%
9,66
35%
17,93
65%
2001
2002 (4)
Abr-Jun
2001
2002 (4)
Jul-Set
2001
2002 (4)
Abr-Set

(4) Não auditado

vodafone | How are you?

Vodafone
Média Mensal de Minutos Celulares de Voz por Cliente Celular Activo


160
142
140
144
153
155
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Set 2002

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)

vodafone | How are you?

Vodafone
Cash Flow Operacional(*) Margem sobre as Receitas de Serviços Ajustadas (**)

(*) Resultados antes de Impostos, Juros e Amortizações
(**) Receitas de Serviços deduzidas dos Custos de Interligação do Tráfego de Entrada

Distribuição Trimestral
[milhões de euros]



151,6
204,5
279,8
252,6
286,1
+14%
159,6
40%
40%
38%
31%
30%
32%
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Set 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

vodafone | How are you?

Vodafone
Resultado Líquido

Distribuição Trimestral
[milhões de euros]



66,3
96,8
101,3
80,1
104,8
+38%
55,2
1997 (1)
1998 (1)
1999 (2)
2000 (3)
2001 (3)
Abr-Set 2002 (4)

(1) Ano de Calendário (período de Janeiro a Dezembro)
(2) Período de Janeiro de 1999 a Março de 2000
(3) Ano Fiscal (período de Abril a Março)
(4) Não auditado

vodafone | How are you?

Valorização da Cotação das Acções Vodafone Telecel e do Índice PSI 20


600%
500%
400%
300%
200%
100%
0%
09-Dez-96
31-Dez-97
31-Dez-98
31-Dez-99
31-Dez-00
31-Dez-01
12-Nov-02
vodafone
PSI 20

	OPV 9 Dez 96	12 Nov 02	Var. desde OPV
Cotação (Eur.)	3,97	7,58	91%
Capitalização Bolsista (M. Eur.)	853	1.630	
Índice PSI 20	5.012	5.544	11%

vodafone | How are you?

Valorização das Empresas do PSI 20

Valorização desde a OPV da Vodafone Telecel [1]

Vodafone Telecel	**91%**
BES	83%
BPI	61%
Cimpor	57%
Portugal Telecom	46%
Semapa	35%
BCP	28%
Portucel Industrial	27%
PSI 20	11%
Jerónimo Martins	- 43%
Sonae SGPS	- 63%

A Vodafone Telecel é empresa do PSI 20 que mais se valorizou

[1] Variação de 9 de Dezembro de 1996 até 12 de Novembro de 2002

vodafone | How are you?

Vodafone Telecel

Resultados do 1º Semestre de 2002
(1 de Abril a 30 de Setembro)

António Carrapatoso
Lisboa, 13 de Novembro de 2002

vodafone

How are you?

Telecomunicações
O Estado da Nação

12º Congresso das Comunicações (APDC)

António Carrapatoso
Lisboa, 28 de Novembro de 2002

vodafone — How are you?

Agenda

- O estado das Telecomunicações em Portugal
  - Avaliação Geral
  - Telecomunicações Fixas
  - Telecomunicações Móveis
  - Banda Larga
  - Internet
- Tirar partido das Telecomunicações / TI
- As grandes dúvidas e desafios das Telecomunicações
- A Vodafone Telecel

vodafone — How are you?

O estado das Telecomunicações em Portugal
Avaliação geral

No geral o estado das Telecomunicações tem evoluído positivamente

- Oferta diversificada de serviços com qualidade e a preços razoáveis
- Peso no PIB dos mais elevados da Europa
- Elevado número de profissionais competentes e bem preparados
- Pelo menos duas empresas sólidas, rentáveis e com dimensão; mais 1/2 com condições para o serem
- Telecomunicações não são dos principais factores de bloqueio à competitividade e inovação do país

vodafone How are you?

O estado das Telecomunicações em Portugal
Avaliação geral

Dinâmicas e Tendências

- A consolidação e reestruturação da indústria ainda não chegou ao fim
- Um operador global com posição ainda demasiado dominante (65%). Tendência natural - a quota seja reduzida para 50% - 55%


18% Vodafone Telecel
2002
11% Optimus
65% PT
2% Novis
2% Oni

Estima-se que o Mercado de Serviços de Telecomunicações Português ascenda a 5,5 mil milhões de euros em 2002

vodafone How are you?

O estado das Telecomunicações em Portugal
Avaliação geral

Dinâmicas e Tendências

- Tendência para uma maior consolidação e fortalecimento dos concorrentes do operador dominante
- Operadores com rede própria serão sempre em número reduzido
(dimensão reduzida do país)
- Valor do Mercado das Telecomunicações deverá crescer à taxa de crescimento nominal da Economia
(5% ao ano nos próximos 5 anos)

vodafone How are you?

O estado das Telecomunicações em Portugal
Telecomunicações Fixas

Sector com desempenho insuficiente (nomeadamente comparando com os móveis e benchmarking Europeus)

- Causa primeira: concorrência ainda fraca. Dificuldade em ultrapassar vantagens históricas do operador incumbente (duas redes de âmbito nacional com acesso local – rede fixa tradicional e rede de TV Cabo) e maior fidelidade dos Clientes do serviço fixo
- Causa secundária: menor crescimento do fixo face ao móvel; peso crescente do móvel

vodafone How are you?

O estado das Telecomunicações em Portugal
Telecomunicações Fixas


Móvel
Fixo
55%
45%

2002

vodafone | How are you?

O Estado das Telecomunicações em Portugal
Telecomunicações Fixas

Dinâmica e Tendências

- Possível aparecimento de um novo operador fixo resultante da consolidação dos actuais (Novis, Oni, CaboVisão, TDT, Jazztel, outros) que possua uma rede fixa nacional alternativa, relativamente abrangente e que poderá aproveitar novas tecnologias alternativas (wireless ou não)
- Aprofundamento da Regulação
  - Desagregação do lacete local (rede tradicional e rede TV Cabo)
  - Decréscimo do preço dos circuitos em monopólio
  - Separação entre wholesale e retalho
  - Fiscalização de subsidiação cruzada

vodafone | How are you?

O Estado das Telecomunicações em Portugal
Telecomunicações Móveis

Um caso único de sucesso nacional

- Uma das poucas áreas de actividade económica de dimensão em que o mercado português está na liderança mundial
  - Alto nível de penetração
  - Baixo nível de preços
  - Elevado peso no PIB e no sector das Telecomunicações
  - Inovação, diversidade e qualidade dos serviços oferecidos
  - Cobertura de âmbito nacional

vodafone | How are you?

O Estado das Telecomunicações em Portugal
Telecomunicações Móveis

Dinâmica e Tendências

- O crescimento do mercado móvel poderá ser superior ao crescimento da Economia / PIB?
  - Dependerá do sucesso dos serviços não voz (Vodafone live! foi o primeiro salto qualitativo)
  - Telefone móvel como instrumento de comunicação global
- Tecnologia UMTS acabará por se impor? Será determinante para os serviços não voz?

vodafone | How are you?

O Estado das Telecomunicações em Portugal
Telecomunicações Móveis

Dinâmica e Tendências

- A dimensão do mercado português determinará economicamente tendência para apenas dois operadores móveis globais com rede própria?
  - Mercados pequenos / médios / grandes — Nº operadores

Mercados	Nº operadores
pequenos	2,5
médios	3,5
grandes	4,5

  - Concorrência e interesse dos consumidores ficará em causa? Papel do regulador

vodafone How are you?

O Estado das Telecomunicações em Portugal
Banda Larga

Está Portugal atrasado na banda larga?

- Não estamos significativamente mais atrasados do que a média europeia
- Qual é o conceito de banda larga? Acesso a todos os cidadãos e empresas a velocidades acima dos 350 Kb/s (ou 1 Mb/s)? Quanto custa? Os clientes precisam / estão dispostos a pagar?
- Novas tecnologias / soluções vão permitir baixar custos e aumentar gradualmente a penetração da banda larga
- TV Cabo sob controle do operador incumbente limita a expansão da banda larga

vodafone How are you?

O Estado das Telecomunicações em Portugal Internet

Apesar do rebentar da "bolha", é um conceito e instrumento determinante e poderoso para o futuro

- Razão do rebentar da "bolha"
  - Mito da Nova Economia
  - *dot.com* bastava; confusão entre instrumento e conceito de negócio
  - Distorções no Mercado de Capitais; incentivos mal estruturados para entrepreneurs e bancos de investimento (conflitos de interesse)
- Em Portugal não estamos especialmente atrasados a nível de rede e acesso, mas sim ao nível da utilização

vodafone How are you?

Tirar Partido das Telecomunicações / TI

Este é o maior problema em Portugal

- Cidadão:
  - nível de qualificação relativamente baixo para tirar partido das Telecomunicações/TI; esforço nas escolas insuficiente
  - atitude pouco favorável à mudança, inovação
- Empresas:
  - fraca capacidade de gestão
  - telecomunicações e TI não fazem parte do business thinking
  - pouco preparadas em termos tecnológicos e de aplicações, não só para intranets como para acesso remoto
  - fraca capacidade para usar a Internet para reestruturar o negócio

vodafone How are you?

Tirar Partido das Telecomunicações / TI

Este é o maior problema em Portugal

- Estado:
  - muito fraca capacidade de gestão
  - pesado, burocrático; tem que se organizar e rever processos
  - inovação limitada; pouca orientação para o cidadão

vodafone How are you?

Grandes Dúvidas e Desafios das Telecomunicações

- Quantos operadores europeus / mundiais vão existir?
  E quais? Globais? E no móvel? Que vantagens decorrem da escala? Operadores locais vão permanecer independentes?
- Como regular os mercados e garantir a concorrência e interesses dos consumidores?
  Regulação Comunitária vs Regulação Nacional?
- Como tirar partido dos desenvolvimentos tecnológicos?
  Em quais apostar? Que standardização?
- Como lidar com as questões ambientais, sociais e outras?

vodafone How are you?

A Vodafone Telecel

- Sentimo-nos como uma empresa Portuguesa e queremos estar inequivocamente entre as 3 melhores empresas Portuguesas
  - visão estratégica – profissionalismo – inovação – marca
  - orientação para a satisfação dos Clientes
  - satisfação dos Accionistas e Colaboradores
- Outros desafios
  - Consolidar e reforçar quota de mercado; continuar a crescer
  - Estrutura de custos mais competitiva do mercado
  - Posicionamento no Mundo Vodafone

vodafone How are you?

A Vodafone Telecel

Valorização desde a OPV da Vodafone Telecel [1]

Vodafone Telecel	102%
BES	96%
BPI	66%
Cimpor	56%
Portugal Telecom	55%
BCP	54%
Semapa	32%
Portucel Industrial	29%
PSI 20	17%
Jerónimo Martins	- 43%
Sonae SGPS	- 59%

Track record muito positivo

A Vodafone Telecel é a empresa do PSI 20 que mais se valorizou

[1] Variação de 9 de Dezembro de 1996 até 26 de Novembro de 2002

vodafone How are you?

A Vodafone Telecel

Podem contar Connosco ...

- Para continuar a dinamizar o Mercado das Telecomunicações em Portugal e o sector empresarial em geral
- Para continuar a qualificar Recursos Humanos e a desenvolver competências em Portugal
- Para criar cada vez mais ofertas inovadoras e que criem valor para os Clientes e para a Sociedade Portuguesa

vodafone How are you?

Telecomunicações
O Estado da Nação

12º Congresso das Comunicações (APDC)

António Carrapatoso
Lisboa, 28 de Novembro de 2002

vodafone How are you?

03 JAN 13 AM 9:30

vodafone

Mercado Celular Português

- Taxa de penetração do serviço móvel, em termos de utilizadores, perto da maturidade - cerca de 85% reais
- As comunicações máquina a máquina não parecem ainda promissoras. O crescimento do mercado terá que advir do crescimento da receita média por cliente pessoa a pessoa

vodafone

Vodafone Telecel

Objectivos

- Reforço do posicionamento competitivo no mercado
- Consolidação da imagem de marca Vodafone
- Tirar o máximo partido de fazer parte da maior comunidade móvel do mundo
- Manter posicionamento de liderança e inovação nos dados móveis (HSCSD, GPRS / MMS)
- Aumento dos níveis de satisfação dos Clientes; enfoque no CRM
- Optimização da estrutura de custos

vodafone

Vodafone Telecel

Desafios

Como continuar a ser uma empresa em crescimento?

Estratégia de desenvolvimento dos serviços não voz

vodafone

vodafone live!

Agora é o momento

Vodafone live!

- Comunicar transmitindo todas as emoções, com cor, som e imagens
- Partilhar os momentos mais emotivos e divertidos com a família e amigos
- Obter informação no momento e no local onde nos encontramos
- Entretenimento e personalização
- Facilidade de utilização

vodafone live!

Os serviços chave

Portal móvel

Jogos

Toques polifónicos e imagens

MMS/ Álbum multimédia/ E-mail

vodafone live!

Portal móvel

- Portal a cores com navegação por ícones e acesso a conteúdos específicos para o mundo móvel

- toques polifónicos	- restaurantes	- kamasutra
- jogos Java™	- farmácias	- trânsito
- Vodafone Mail	- tempo	- horóscopo
- álbum multimédia	- desporto	- golos em directo
- notícias	- informação útil	- alertas
- música	- agenda cultural	- TV, cinema, ...

- Integração de conteúdos próprios Vodafone e conteúdos de parceiros (TVI/Endemol, MTV, Record, Fnac, Porto Editora, Jipii, Kiwee ...)

vodafone live!

Portal móvel

A entrada para um novo mundo
de conteúdos para o telemóvel



vodafone live!

Portal móvel

Novidades

Área em que o utilizador pode encontrar as últimas novidades presentes no portal móvel Vodafone live!

Um novo parceiro,
um novo serviço,
um novo toque...


Novidades

vodafone live!


Portal móvel
Top
Os serviços mais procurados
pelos utilizadores Vodafone live!
Top
vodafone live!


Portal móvel
Comunicar
Vodafone Mail
aceso a e-mail gratuito para todos
os utilizadores Vodafone live!
Álbum multimédia
possibilita a comunicação através de
mensagens com imagens
Comunicar
vodafone live!

Portal móvel


Toq & Imagens

Toques e Imagens

Os toques polifónicos constituem a maior oferta da área com mais de 1000 toques

- Top
- Novidades
- Anos 80
- Anos 90
- Cinema-TV
- Clássica
- Clássicos
- Dance
- Hip Hop
- Latinas
e Pop-rock

Imagens e *screen savers* com cor e movimento são a restante oferta nesta área

vodafone live!

Toques polifónicos

Uma nova dimensão de som

toques têm até 16 tons simultâneos, em oposição a 1 ou 2 tons existentes actualmente

polifónico

- http://www.vodafone.pt/nr/vodafone/sons/latiname.mid
- http://www.vodafone.pt/nr/vodafone/sons/asereje.mid
- http://www.vodafone.pt/nr/vodafone/sons/ymca.mid

vodafone live!

Toques polifónicos

- Facilidade de aquisição/*download* de novos toques a partir do portal Vodafone live! Mais de 1000 toques ordenados por diferentes categorias
- *Hits* do momento, bandas sonoras, sons divertidos, sons da natureza e animais...

vodafone live!

Jogos

Jogos

Nesta área o utilizador pode encontrar os tradicionais jogos WAP.

No entanto são os jogos com tecnologia JAVA^{TM}, para *download* que dominam esta área e que são uma das vertentes mais importantes do conceito Vodafone live!

Depois de efectuar o *download*, o utilizador pode, sem qualquer custo adicional, jogar o seu jogo preferido quantas vezes quiser


Jogos

vodafone live!

Jogos

- Grande variedade de jogos com cor e som
- Jogos com animação e gráficos 2D/3D
- Recorrendo a tecnologia JAVA™, os jogos Vodafone live! são a mais recente inovação no domínio do entretenimento móvel, introduzindo uma nova dimensão de som e imagem nos jogos que actualmente existem nos telefones móveis



vodafone live!

Jogos

- Fácil acesso a novos jogos; o *download* através do Portal Vodafone live! possibilita o acesso ao jogo quando e onde o utilizador quiser
- Constantes actualizações, explorando todas as características do terminal (som, luz, vibração)
- No futuro, alguns jogos permitirão vários jogadores em simultâneo com comparação de pontuações *online*

vodafone live!

Portal móvel

My Vodafone

Dados pessoais, configuração de favoritos, listagem dos últimos *downloads* efectuados, listagem dos serviços subscritos


My Vodafone
vodafone live!

Portal móvel

Pesquisa

Pesquisa por palavra chave, dentro do Vodafone live!, em *sites* nacionais e mundiais


Pesquisa
vodafone live!


Portal móvel
Menu
Navegação por ícones e fotografias a acompanhar quase todas as notícias...
Nesta área existem conteúdos gratuitos e conteúdos taxados. Exemplo de conteúdos pagos são os alertas ou comentários desportivos...
Menu
vodafone live!


Portal móvel
Menu
Alertas
Desporto
Notícias e Tempo
Anedotas
Encontrar
Amor&Sorte
Ferrari
Erótico
Lazer
Negócios
Informação Útil
Viajar
Toques
Jogos
Pesquisa
Vodafone live!
Com informação geo-referenciada
Menu
vodafone live!

Álbum Multimédia

Composição de Imagens Multimédia

- Postais
  - Postais MMS para partilhar os melhores momentos com a família, os amigos.
  - Postais com imagens e sons sobre temas variados: Natal, namorados, Páscoa, amigos, aniversários, nascimentos, humor, família, trabalho, ...

vodafone live!

MMS/ Álbum Multimédia/ E-mail

Álbum Multimédia

Composição de Imagens Multimédia

- Imagens e sons
  - Área de conteúdos com imagens e sons catalogados em diferentes categorias.
  - Conteúdos utilizados para a composição de Mensagens Multimédia, que podem ser enviadas para qualquer telefone MMS ou *e-mail*
  - Imagens sobre temas diversos: Animais, Desporto, Eles, Elas, Natal, Paisagens, Radical, ...

vodafone live!

MMS/ Álbum Multimédia/ E-mail

Álbum Multimédia

Composição de Mensagens Multimédia

- Composição de mensagens multimédia, com recurso a imagens e sons presentes na área de conteúdos e na área pessoal

Área Pessoal

- Área de arquivo de sons e imagens
  Vocacionada para arquivo e partilha com amigos

vodafone live!

MMS/ Álbum Multimédia/ E-mail

E-mail

Vodafone Mail

- *e-mail* (nºtelefone@vodafone.pt) gratuito para todos os clientes Vodafone live!

- Possibilidade de acesso a *e-mails* externos via POP3

- Possibilidade de actualização para *Unified Messaging* (mensagens de voz, fax e *e-mail* numa caixa postal única)

vodafone live!

Os terminais Vodafone live!

- Com o objectivo de facilitar e uniformizar o acesso aos serviços e conteúdos Vodafone live!, foram definidos alguns requisitos para os terminais disponíveis nesta oferta
  - Câmara incorporada
  - *Display* a cores (mínimo 4096 cores)
  - GPRS e MMS
  - Toques polifónicos
  - Jogos

vodafone live!

Os terminais Vodafone live!

- Os terminais Vodafone live! foram alvo de uma optimização, de modo a proporcionar uma boa experiência ao utilizador final
  - Facilidade de utilização
  - Acesso simples e rápido aos serviços
  - Pré-configurados, prontos a utilizar

vodafone live!

Os terminais Vodafone live!



Panasonic
GD 87



Sharp
GX10



Nokia
7650

vodafone live!

O tarifário Vodafone live!

Navegação

- Tráfego gratuito até 31 de Dezembro de 2002
- €0,015 (IVA incluído) por KB após 1 de Janeiro de 2003

MMS

- €0,39 (IVA incluído) por cada mensagem enviada até 30KB

vodafone live!

O tarifário Vodafone live!

Conteúdos

- Enquanto navega pelo portal Vodafone live! o utilizador apenas paga o tráfego associado (GPRS)
- Ao utilizar conteúdos pagos, o cliente é avisado antecipadamente do custo desse evento pagando, nesse caso, o custo do evento mais o tráfego associado
- Com o objectivo de facilitar a percepção do custo dos conteúdos, foram definidas 8 categorias de preços nas quais se inserem todos os conteúdos Vodafone live!

vodafone live!

O tarifário Vodafone live!

Conteúdos

Exemplo Toque:

Categoria	1	2	3	4	5
Preço por Evento €	0,15	0,25	0,50	1,00	1,50

Informação, alertas, serviços baseados em localização — Toques e imagens

- O custo para o cliente de um toque polifónico é de €1,5.
  O volume de tráfego associado é de, aproximadamente, 5KB.
  O custo total deste evento será de, aproximadamente, €1,575.

vodafone live!

O tarifário Vodafone live!

Conteúdos

Exemplo Jogo:

Categoria	1	2	3	4	5	6	7	8
Preço por Evento €	0,15	0,25	0,50	1,00	1,50	2,00	2,50	3,00

Informação, alertas, serviços baseados em localização — Toques e imagens — Jogos

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- A Vodafone está centrada em serviços e aplicações e não na tecnologia que os suporta. Estamos apostados em desenvolver serviços úteis, inovadores, de fácil utilização e valorizados pelos Clientes num ambiente de plataforma aberta
- A Vodafone apresenta já hoje os serviços de terceira geração num ambiente GSM via GPRS
- O serviço Vodafone live! proporciona um ambiente de utilização simples e intuitiva do telefone móvel permitindo aos Clientes uma fácil transição para equipamentos de terceira geração

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VODAFONE TELECEL – Comunicações Pessoais, S.A.

Sociedade Aberta
Sede: Rua Tomás da Fonseca, Centro Empresarial
Torres de Lisboa, Torre A, 14° andar, 1649–032 Lisboa
Pessoa Colectiva n.° 502.544.180
Capital Social: 107.500.000 euros
Matriculada na Conservatória do Registo
Comercial de Lisboa sob o n.° 2424

Relatório e Contas
Primeiro Semestre de 2002 (Abril a Setembro)

ÍNDICE

RELATÓRIO DA DIRECÇÃO

MERCADO CELULAR

O mercado de serviços celulares em Portugal registou um crescimento moderado durante o semestre de Abril a Setembro de 2002, encontrando-se perto do seu nível de maturidade. De acordo com os números divulgados pelos três operadores no mercado móvel, em 30 de Setembro de 2002, o mercado celular compreendia, aproximadamente, 9,2 milhões de Clientes registados, o que representou um aumento de cerca de 11% nos últimos doze meses e de cerca de 5% no semestre em apreço. De Abril a Setembro, verificou-se a adesão de cerca de 455 mil novos Clientes, o que compara com as 947 mil novas adesões verificadas em igual período de 2001.

A taxa de penetração da telefonia móvel em Portugal face à população total era, assim, no final de Setembro de 2002, de 92,4%, estimando-se que o nível de Clientes inactivos no mercado móvel português se situe em cerca de 12% do total de Clientes registados (clientes que geraram um evento taxado nos três meses anteriores). Isto significa que a penetração real dos serviços celulares em Portugal se situou em torno dos 81% no final de Setembro de 2002. O nível de inactividade no mercado móvel português resulta principalmente da dupla contagem de clientes nas bases dos operadores dada a existência de produtos pré-pagos sem obrigatoriedade de carregamentos no mercado. Neste tipo de produtos, o cliente apenas necessita de efectuar uma chamada por ano por forma a manter o seu serviço activo.

Na origem do crescimento do número de Clientes no mercado das comunicações móveis esteve, novamente, o segmento de mercado de consumo (particulares). Os baixos níveis tarifários, a atractividade dos preços dos telefones móveis e o estímulo da forte concorrência que caracteriza o mercado, permitiram atrair cerca de 350 mil novos Clientes para este segmento que representava cerca de 80% da base total de clientes registados no mercado celular português em 30 de Setembro de 2002.

VODAFONE TELECEL

Evolução dos Principais Indicadores

A base de Clientes celulares registados da Vodafone Telecel atingiu 2.976.763 em 30 de Setembro de 2002, o que representa uma quota de 32% do total de Clientes registados do mercado celular português. Nos seis meses findos em 30 de Setembro de 2002, foram adicionados 138.748 Clientes à rede celular da Vodafone Telecel – um decréscimo de 27,1% relativamente ao mesmo período de 2001. A Vodafone Telecel mantém o seu enfoque na maximização de receitas de serviços e de ARPU, procurando atingir novos Clientes com valor e reter os seus melhores Clientes.

Na mesma data, cerca de 88% dos Clientes celulares registados na Empresa eram activos (Clientes que geraram um evento taxado nos três meses anteriores). Os produtos pré–pagos continuaram a representar a grande maioria das activações brutas no semestre findo em 30 de Setembro de 2002. Nesta data, os Clientes celulares de produtos pré–pagos registados representavam aproximadamente 73% da base de Clientes do serviço celular da Vodafone Telecel, o que compara com 75% em 30 de Setembro de 2001. A Empresa continuou na liderança do mercado português, em número de Clientes de serviços pós–pagos e no segmento empresarial.

A receita média mensal por Cliente registado (ARPU) no negócio celular da Vodafone Telecel foi de 27,59 euros no primeiro semestre de 2002 e de 28,00 euros no segundo trimestre de 2002, os quais representam uma redução face ao período homólogo de 2001 de, respectivamente, 9,3% e 8,4%. Para os seis meses findos em 30 de Setembro, o ARPU relacionado com as receitas celulares provenientes de Clientes foi 17,93 euros, sendo o ARPU referente às receitas celulares provenientes de operadores de 9,66 euros. Tais valores representam uma redução, face ao mesmo período de 2001, de 4,5% e 17,0%, respectivamente. A redução ocorrida nas receitas celulares provenientes de Clientes é o resultado de vários factores dos quais destacamos: alterações no perfil de tráfego, número superior de chamadas realizadas dentro da própria rede, que têm um preço inferior, optimizações de tarifários levadas a cabo pelos Clientes e algumas reduções tarifárias verificadas no período em apreço. No que respeita à redução do ARPU relacionado com as receitas de serviços celulares a operadores, esta é em grande parte justificada pela redução verificada nas tarifas de interligação fixo–móvel e móvel–móvel decretadas pelo regulador Anacom. Excluindo o efeito da redução das tarifas de terminação, o ARPU celular do semestre findo em 30 de Setembro teria sido de 29,02 euros, o que significa um decréscimo de 4,6% face ao mesmo período do ano anterior.

O ARPU por Cliente celular activo foi de 31,10 euros no primeiro semestre de 2002. Este mesmo indicador atingiu 31,80 euros no segundo trimestre de 2002, o que representa um aumento de 3,2% relativamente ao primeiro trimestre de 2002.

Uma melhoria significativa fez–se notar também nos níveis de tráfego (minutos de entrada + minutos de saída), tendo os minutos celulares de voz atingido um total de 2.398 milhões no primeiro semestre de 2002, um crescimento de 10,5% em relação ao primeiro semestre de 2001. A utilização média mensal foi de 137 minutos celulares de voz por Cliente no primeiro semestre de 2002, uma redução de 2,1% relativamente ao mesmo período de 2001.

A Vodafone Telecel pretende manter o seu posicionamento de liderança em inovação no mercado móvel português liderando o desenvolvimento dos serviços não voz em Portugal. Cerca de 40% da base total de Clientes celulares usa regularmente o serviço de SMS (*Short Message Service*) e esses Clientes enviaram uma média de 65 SMS por mês nos seis meses findos em 30 de Setembro de 2002. As receitas de dados móveis, que compreendem SMS, acesso móvel à Internet, dados e fax, alcançaram nos seis meses findos em 30 de Setembro 29,8 milhões de euros, um crescimento de 23,7% face ao mesmo período do ano anterior. Na mesma data, as receitas de dados móveis representavam cerca de 6,2% das receitas de serviços celulares da Vodafone Telecel.

Principais Acontecimentos

Serviços Móveis

Durante o semestre de Abril a Setembro de 2002, a Vodafone Telecel continuou a apostar na disponibilização de uma oferta muito competitiva para todos os segmentos de mercado, no estímulo da fidelidade dos seus Clientes, na qualidade e desenvolvimento da sua rede e no lançamento de serviços e produtos inovadores.

Em Abril de 2002, a Vodafone Telecel passou a disponibilizar aos seus Clientes o E–mail Para Voz, uma nova funcionalidade tecnológica no Serviço Vodafone Mail, que permite a audição de mensagens de correio electrónico em português no telefone móvel. Esta nova funcionalidade faz parte da oferta de *Unified Messaging* da Vodafone e recorre à tecnologia *Text to Speech*, disponibilizado pela primeira vez em Portugal pela Vodafone Telecel. Com este serviço, os Clientes têm a possibilidade de concentrar numa caixa unificada todas as suas mensagens de voz, fax e *e–mail*, às quais podem aceder através de um PC ou do seu telemóvel.

Ainda em Abril, a Vodafone Telecel e a Optimus celebraram um acordo visando a criação de uma empresa de construção, gestão e exploração de infra–estruturas físicas de telecomunicações das duas operadoras, tais como torres e *roof tops*. Com a denominação social de Situs – Exploração de Torres de Telecomunicações e Sites, S.A. (Situs), esta empresa é uma *joint–venture* detida em partes iguais pela Vodafone Telecel e pela Optimus. A constituição de uma empresa como a Situs, num dos mais competitivos sectores da actividade económica portuguesa, assume um especial significado. Vem criar melhores condições para minimizar os impactos ambientais das infra–estruturas de rede actuais e futuras, além de gerar poupanças significativas em termos de investimento e custos para os dois operadores. Note–se que, à data de 30 de Setembro de 2002, a Situs não tinha ainda iniciado formalmente a sua actividade.

Em Maio de 2002, a Vodafone Telecel lançou, pela primeira vez em Portugal, o revolucionário serviço MMS – Serviço de Mensagens Multimédia (ou *Multimedia Messaging Service*), que permite enviar mensagens multimédia com fotografias a cores, texto e áudio entre telefones móveis. Este serviço da chamada "terceira geração" funciona na actual rede GPRS (*General Packet Radio Service*) da Vodafone Telecel sendo uma enorme evolução do actual SMS (*Short Message Service*), permitindo a integração de texto, imagem, cor e som, e garantindo toda a simplicidade na composição, envio e recepção de mensagens do seu predecessor.

Em Junho de 2002, tirando já partido do serviço de MMS lançado no mês anterior, a Vodafone Telecel em parceria com a Vizzavi, disponibilizou gratuitamente, serviços que permitiram acompanhar o Mundial de Futebol através do serviço de Mensagens Multimédia (MMS). Os Clientes da Vodafone com equipamentos Sony Ericsson T68i, puderam, desde o primeiro minuto do campeonato, manter–se a par de todas as novidades do Mundial, através da subscrição de um pacote que englobava diversos serviços informativos MMS, nomeadamente "Golos em Directo", "Diário da Selecção", "Diário do Mundial" e "Resumo dos Jogos".

Em Julho de 2002, a Vodafone Telecel lançou o serviço Carregamentos em Roaming, um serviço único a nível mundial e exclusivo para os Clientes do Grupo Vodafone, o qual veio possibilitar aos seus Clientes em viagem em Espanha, Grécia, Irlanda, Itália ou Reino Unido, carregar a sua Vitamina ou Yorn em qualquer loja Vodafone local ou estabelecimento assinalado com o símbolo deste serviço. No final de Setembro de 2002, este serviço estava também disponível para os Clientes em viagem na Alemanha e Holanda..

Paralelamente, a Vodafone Telecel estendeu o serviço Roaming Imediato que passou a estar, desde então, disponível em Espanha, Grécia, Irlanda, Itália e Reino Unido, e segundo o qual as chamadas efectuadas e recebidas pelos Clientes dos serviços Vitamina e Yorn da Vodafone Telecel em viagem no estrangeiro, passam a ser imediatamente debitadas no seu saldo, tal como se estivessem em Portugal. No final de Setembro de 2002, o serviço Roaming Imediato estava igualmente disponível na Alemanha, França e Holanda. Ainda em Julho de 2002, os Clientes da Vodafone Telecel passaram a poder utilizar os seus próprios telefones móveis

em Cuba e no Brasil. Durante este mês, a cobertura celular da Empresa foi também reforçada na Índia, Coreia do Sul e Canadá. No final de Setembro de 2002 o serviço de *roaming* da Vodafone Telecel estava disponível nas redes de 239 operadores, em 109 países.

Em Setembro de 2002, a Vodafone Telecel foi o primeiro operador português a disponibilizar o serviço MMS (Serviço de Mensagens Multimédia) em *roaming*. A partir desse dia, os seus Clientes podem enviar as fotografias acabadas de tirar durante as suas viagens no estrangeiro para outros telefones móveis e endereços de *e-mail* através do serviço MMS. Actualmente este serviço está disponível em *roaming* na Alemanha, Espanha, Grécia, Irlanda, Itália, Reino Unido e Suécia, através das redes Vodafone, bem como na Suiça (Swisscom) e França (SFR).

Serviços de Rede Fixa

Como complemento da sua oferta móvel e de dados e com o objectivo de satisfazer um leque mais alargado de necessidades de comunicação dos seus Clientes, a Vodafone Telecel disponibiliza serviços fixos de telefone, tanto na vertente de acesso indirecto como directo, dirigidos, especialmente ao segmento empresarial.

No seu serviço de acesso fixo indirecto, que utiliza o prefixo 1091, a Vodafone Telecel tinha cerca de 137.000 Clientes registados no final de Setembro de 2002. Destes cerca de 80% são Clientes empresariais, o segmento de mercado no qual a Empresa concentra a sua actividade comercial na área fixa. Adicionalmente, através do seu serviço de acesso directo suportado pela sua rede de FWA (*Fixed Wireless Access*), a Vodafone Telecel disponibiliza uma oferta alargada de serviços de telecomunicações contando com uma base de Clientes de cerca de 130 empresas em Lisboa e no Porto.

Rede Celular

No primeiro semestre de 2002 a Vodafone Telecel continuou a sua aposta na modernização e optimização da rede celular, tanto ao nível das estações base como de outros elementos de rede. Com a modernização da sua rede celular, a Vodafone Telecel melhorou não só a sua capacidade de rede como também a sua qualidade de serviço, passando a liderar muitos dos principais indicadores de qualidade.

Relativamente aos serviços de dados baseados na plataforma de GPRS, desenvolveu-se o serviço MMS, considerado um serviço de terceira geração, abrindo portas ao desenvolvimento de outros serviços multimédia com transmissão a alta velocidade. Foi também introduzida uma maior qualidade ao nível do serviço WAP e das ligações à Internet sobre esta mesma plataforma.

A Vodafone Telecel procedeu também à consolidação da sua rede de dados, baseada num *backbone* IP com transmissão própria, capaz de fornecer uma integração das várias redes de dados, voz e imagem. Foram até à data integrados diversos serviços de rede, nomeadamente os serviços de *voice mail*, GPRS, WAP, Internet e rede interna, permitindo ainda a integração de futuros serviços de terceira geração. Este ambicioso plano continua a ser possível graças à contínua introdução de transmissão própria, nomeadamente através das tecnologias de micro-ondas e fibra-óptica, que permite uma flexibilidade na arquitectura de rede e uma redução da dependência da Vodafone Telecel face ao operador incumbente. Esta nova infra-estrutura apresenta uma redução de custos na operação da rede da Vodafone Telecel, protegendo o investimento e tornando-a mais eficiente e segura.

Durante o primeiro semestre de 2002 foi iniciado o processo de preparação dos locais que fazem parte dos planos para a terceira geração móvel (3G) que na sua maioria coincidem com os locais já existentes para a tecnologia de segunda geração. Esta preparação de locais possibilita a aceleração do plano de cobertura de 3G para a sua fase de lançamento. Foi também colocado em funcionamento o *core* da rede de 3G possibilitando uma integração rápida das estações base. O plano de 3G tem vindo a ser suportado na sua maioria pela rede própria de transmissão da Vodafone Telecel.

Durante o período analisado, continuou a verificar-se uma grande aposta na formação dos nossos Colaboradores, nomeadamente nas áreas de UMTS e de dados, reforçando as suas competências e por consequência a capacidade interna da Empresa nas tomadas de decisão.

O enfoque da Vodafone Telecel em melhorar a rentabilidade da sua rede está balanceado com a vontade em integrar novas tecnologias de rede, nomeadamente UMTS, WLAN e VoIP, permitindo à Empresa uma vantagem competitiva relativamente à sua concorrência e a convergência para os objectivos comuns do Grupo Vodafone.

Recursos Humanos

Entre 1 de Abril e 30 de Setembro de 2002, a Vodafone Telecel admitiu 58 novos Colaboradores, tendo atingido um total de efectivos de 1.820 no final deste período. A população da Empresa continua a manter uma média etária em redor dos 30 anos, apresentando a seguinte distribuição em 30 de Setembro de 2002.

Distribuição do Total de Efectivos por Faixa Etária em 30 de Setembro de 2002


Até 30 anos
58%
Mais de 50 anos
1%
De 41 a 50 anos
6%
De 31 a 40 anos
35%

Para além do esforço desenvolvido em programas de acolhimento e integração dos Colaboradores que se juntaram à Empresa durante o semestre, foi igualmente realizado um considerável investimento em formação profissional, que se situou em cerca de 1.072 mil euros, abrangendo um total de 610 Colaboradores de todas as áreas funcionais da Empresa e tendo como objectivo o desenvolvimento contínuo de novas competências.

Análise das Contas da Empresa

Resumo da Informação Económica Agregada Numa Óptica de Gestão

Valores em milhões de euros	Abr – Set 2002	Abr – Set 2001 [1]
Receitas operacionais		
Prestação de serviços	494,7	478,2
Vendas de mercadorias	34,5	34,8
Total das receitas operacionais	**529,2**	**513,0**
Custos operacionais		
Custos de interligação	132,7	143,0
Custo das mercadorias vendidas e matérias consumidas	39,8	46,6
Despesas gerais, comerciais e administrativas	153,6	137,7
Custos com o pessoal	34,9	35,7
Amortizações de imobilizado corpóreo e incorpóreo	64,7	61,4
Provisões	8,6	10,5
Total dos custos operacionais	**434,3**	**434,9**
Resultados operacionais	94,9	78,1
Cash Flow Operacional (EBITDA) [2]	159,6	139,6
Cash Flow Operacional / Receitas de Serviços	32,3%	29,2%
Outras receitas / (custos)	(13,6)	(10,9)
Resultados antes de impostos	81,3	67,2
Imposto sobre o rendimento do exercício	(26,1)	(27,2)
Resultado líquido do exercício	**55,2**	**40,0**

(1) Contas consolidadas (tal como divulgado no primeiro semestre fiscal de 2001)

(2) EBITDA = Resultados operacionais + Amortizações de imobilizado corpóreo e incorpóreo

Nos seis meses findos em Setembro de 2002, a Vodafone Telecel obteve um total de receitas operacionais e de serviços recorde de 529,2 milhões de euros e 494,7 milhões de euros, o que representa um crescimento de 3,2% e 3,5%, respectivamente, face ao mesmo período de 2001. As receitas totais operacionais compreendem as receitas de serviços (receitas provenientes dos serviços de telecomunicações) e outras receitas, que incluem principalmente venda de equipamentos. As receitas de serviços celulares são compostas por receitas de serviços facturados a Clientes, que registaram um valor recorde de 312,8 milhões de euros, e por receitas de serviços celulares facturados a operadores, que ascenderam a 168,5 milhões de euros, apresentando um aumento de 7,9% e um decréscimo de 6,2%, respectivamente, em relação ao mesmo período do ano anterior. O decréscimo das receitas de serviços celulares está relacionado com a redução das tarifas de interligação fixo–móvel e móvel–móvel impostas pelo regulador Anacom.

As despesas operacionais referentes ao período entre Abril e Setembro de 2002 totalizaram 434,3 milhões de euros, o que representa uma redução de 0,1% em relação aos 434,9 milhões de euros registados no mesmo período em 2001. Como consequência, o peso em relação ao total das receitas operacionais também diminuiu para 82,1% relativamente aos 84,8% registados no mesmo período do ano anterior.

Do total de despesas operacionais, a rubrica mais representativa é a dos custos de interligação (aluguer de circuitos e custo de acesso às redes de outros operadores de telecomunicações) que totalizaram 132,7 milhões de euros, uma redução de 7,2% relativamente aos 143,0 milhões de euros registados em idêntico período de 2001. Este decréscimo é justificado pela já referida redução das tarifas interligação nas chamadas móvel–móvel impostas pelo regulador Anacom durante o período em apreço. O peso dos custos

de interligação em relação ao total das receitas operacionais passou assim de 27,9%, no período homólogo do ano anterior, para 25,1% no semestre de Abril a Setembro de 2002. Não considerando o efeito da alteração nas tarifas de interligação, o peso dos custos de interligação no total das receitas operacionais seria então de 28,4%.

O *cash flow* operacional (EBITDA) gerado no semestre de Abril a Setembro de 2002 foi de 159,6 milhões de euros, o que representa um crescimento de 14,3% face aos 139,6 milhões de euros registados no período homólogo do ano anterior. A margem em relação ao total das receitas de serviço passou de 29,2% para 32,3% reflectindo principalmente uma maior optimização da estrutura de custos da Empresa.

O resultado antes de impostos dos seis meses findos em Setembro de 2002 foi de 81,3 milhões de euros, um crescimento de 21,0% relativamente aos 67,2 milhões de euros verificados no período homólogo de 2001. O resultado líquido do semestre de Abril a Setembro de 2002 foi de 55,2 milhões de euros, o que representa um aumento de 38,0% em relação aos 40,0 milhões de euros registados em idêntico período de 2001. Estes aumentos reflectem, nomeadamente, a melhor optimização da estrutura de custos bem como uma redução da carga fiscal relativamente ao mesmo período do ano anterior.

Órgãos Sociais

À data de 30 de Setembro de 2002 os órgãos sociais da Vodafone Telecel apresentavam a seguinte constituição:

Assembleia Geral
Carlos Manuel Chorão Tavares Aguiar (Presidente da Mesa da Assembleia Geral)
Cristina Maria Arroja Minoya Perez do Amaral Frazão (Secretário da Mesa da Assembleia Geral)
Susana Paula Almeida Guerra Mendes Cardoso de Almeida (Secretário da Mesa da Assembleia Geral)

Conselho Geral
José Miguel Alarcão Júdice (Presidente)
Emanuele Tournon
Marco Pace
Ignatio Mas Ribo
Isabel Maria de Lucena Vasconcelos Cruz de Almeida Mota
Pietro Guindani
Vittorio Colao

Revisor Oficial de Contas
Sociedade Ledo, Morgado e Associados – Sociedade de Revisores Oficiais de Contas (SROC), representada por Jorge Bento Martins Ledo

Direcção
António Rui de Lacerda Carrapatoso (Presidente)
António Manuel da Costa Coimbra
Paulo Jorge Gonçalves Pereira Rodrigues da Silva

Vodafone Telecel na Bolsa

O capital social da Vodafone Telecel é representado por 215 milhões de acções com o valor nominal de 0,50 euros cada, perfazendo 107.500.000 euros. Em 30 de Setembro de 2002, o capital da Empresa era detido em 61,37% pela Vodafone Europe B.V., em 4,98% pela Capital Group Companies e em 1,98% pelo Government of Singapore Investment Corporation Pte Ltd estando 31,45% do capital da Empresa disperso na Euronext Lisbon.

No período de Abril a Setembro de 2002, a cotação das acções da Vodafone Telecel acompanhou o movimento descendente das principais praças internacionais e ao qual o sector das Telecomunicações mundial não ficou alheio, tendo as cotações da Empresa desvalorizado cerca de 17%. Durante o mesmo período, o índice de referência no mercado bolsista nacional, o PSI 20, desvalorizou cerca de 34%.

A cotação de cada acção da Empresa, em 30 de Setembro de 2002, era de 7,10 euros, o que se traduz numa valorização de 79% desde a oferta pública inicial (em 9 de Dezembro de 1996) bastante superior à valorização apresentada pelo índice PSI 20 durante o mesmo período, a qual não ultrapassou os 2%.

No final de Setembro de 2002, a Vodafone Telecel era a sétima Empresa com maior capitalização bolsista (1.527 milhões de euros) cotada na Euronext Lisbon, com uma valorização quase duas vezes superior à da oferta pública inicial.

ENQUADRAMENTO REGULAMENTAR

Durante o período de 1 de Abril a 30 de Setembro de 2002 mereceu destaque o seguinte:

Legislação

Foram publicados os diplomas que integram o novo quadro regulamentar europeu (pacote "Revisão 99") que abrange, para além de 5 directivas – Directiva Quadro, Directiva Acesso, Directiva Autorização, Directiva Serviço Universal e Directiva de Protecção de Dados –, a decisão relativa à política do espectro de radiofrequências. Este novo quadro representa um avanço significativo para as comunicações electrónicas, uma vez que cria um quadro regulamentar harmonizado e actualizado, face ao fenómeno da convergência entre as telecomunicações, o audiovisual e as tecnologias de informação. Os diplomas deverão ser transpostos para o ordenamento jurídico português até Julho de 2003, excepto o relativo à Protecção de Dados que deverá ser transposto até 31 de Outubro desse mesmo ano.

A 14 de Maio foi publicado o decreto–lei n.º 133/2002, que veio simplificar as relações entre os operadores e os utilizadores que pretendam beneficiar da portabilidade e da oferta do lacete local para acesso aos serviços. Com base neste diploma, o pedido de denúncia do contrato deverá ser apresentado pelo requerente junto do novo prestador. Prevê, também, este diploma que no momento em que ocorre a portabilidade do número ou a desagregação do lacete local, ou em ambas as situações, cessem todos os efeitos legais atinentes ao anterior contrato, sendo, garantida, no entanto, a continuidade do serviço.

Também a Assembleia da República aprovou uma disposição (Resolução n.º 53/2002, publicada a 3 de Agosto) recomendando ao Governo a elaboração, em articulação com as autarquias, de um Código de Conduta e Boas Práticas que defina os critérios de instalação e localização de equipamentos que geram campos electromagnéticos, tais como radares, antenas de telemóveis e rádio e linhas de transformação, transmissão e transporte de energia.

Interligação

Preços de interligação

Em 23 de Maio de 2002 o Conselho de Administração da Anacom aprovou uma decisão relativa às alterações a introduzir na Proposta de Referência de Interligação para 2002 (PRI 2002) da PT Comunicações, S.A.. Do conjunto de alterações destaca–se a redução dos preços de interligação, por se considerar que a mesma não é coerente com o princípio da orientação para os custos e com as melhores práticas europeias. Os novos preços começaram a vigorar a partir 1 de Maio de 2002.

Em 25 de Junho de 2002, a PT Comunicações publicou a versão final da PRI 2002, com efeitos retroactivos a Maio do mesmo ano, onde procedeu à redução das tarifas de interligação em 12% face ao ano anterior.

Por deliberação de 29 de Maio de 2002, o Conselho de Administração da Anacom decidiu intervir nos preços de terminação nacional na rede móvel, para vigorar em 2002, deliberando que os preços (médios) máximos de terminação nacional na rede móvel para chamadas originadas em terminais móveis, deveriam evoluir da seguinte forma: 0,2070 euros por minuto, para uma chamada de 100 segundos de duração, com tarifação ao segundo, no máximo, a partir do primeiro minuto, a partir de 1 de Janeiro de 2002 e 0,1870 euros, por minuto, com tarifação ao segundo a partir do primeiro segundo, a partir de 30 de Junho de 2002.

Interligação com OniWay

Em 6 Março de 2002, decidiu o Conselho de Administração da Anacom, indeferir o pedido efectuado pela OniWay de atribuição de frequências DCS1800 e determinar que o acordo de *roaming* celebrado entre a OniWay e a TMN deveria incluir a utilização – ainda que experimental – de elementos de rede e de equipamentos terminais de terceira geração, no quadro das condições definidas no concurso UMTS.

Em 29 de Maio de 2002, decidiu a Anacom complementar a deliberação acima referida, determinando que a OniWay poderia prestar serviços GPRS e utilizar, para esse efeito, a gama de numeração 95 que lhe fora atribuída. Na mesma decisão, a Anacom adianta que a OniWay tem direito a requerer interligação, nos termos definidos no decreto–lei n.º 415/98, de 31 de Dezembro, esclarecendo, assim, dúvidas colocadas pela Vodafone Telecel e pela Optimus, operadores com os quais a OniWay não tinha conseguido até então estabelecer acordos de interligação. A deliberação da Anacom assentou no entendimento de que a introdução de serviços da designada geração 2,5 contribui para o desenvolvimento dos serviços UMTS.

Na sequência desta deliberação, a Vodafone Telecel remeteu à Anacom uma série de pedidos de esclarecimento, segundo os quais pretendia saber qual o título habilitante que permitia à OniWay, enquanto entidade licenciada para prestar serviços assentes na tecnologia UMTS, prestar serviços assentes na tecnologia GSM e, para o efeito, requerer interligação, não tendo obtido qualquer resposta da Anacom.

Perante a inexistência de acordos de interligação com a OniWay, determinou a Anacom, por deliberação de 20 de Junho de 2002, que a Vodafone Telecel, Optimus e OniWay procedessem à conclusão da negociação dos acordos de interligação, para todo o tipo de tráfego, no prazo máximo de 5 dias úteis, remetendo, de imediato, à Anacom uma cópia integral dos acordos celebrados.

Por deliberação de 27 de Junho de 2002, foi, ainda, aprovado o entendimento da Anacom sobre as condições a observar nos acordos de interligação entre a OniWay e a Optimus e entre a OniWay e a Vodafone Telecel, mormente no que ao tipo de tráfego importa. Especificamente, foi determinado que as condições a observar nos acordos de interligação em negociação entre os operadores referidos deveriam contemplar todo o tipo de tráfego, independentemente da tecnologia associada, abrangendo–se assim quer a comutação de circuitos, quer a comutação de pacotes.

As entidades interessadas foram, ainda, informadas de ter sido prorrogado até 1 de Julho o prazo determinado na anterior deliberação da Anacom para a conclusão dos acordos de interligação com a OniWay, que terminava a 27 de Junho.

Muito embora a Vodafone Telecel continuasse por ver esclarecidas as dúvidas colocadas à Anacom, tendo em vista dar cumprimento às deliberações da Anacom, apresentou uma proposta de acordo de interligação à OniWay, a qual foi por esta recusada.

Em 4 de Julho de 2002, a OniWay apresentou uma queixa contra a Vodafone Telecel junto da Direcção Geral de Concorrência, na Comissão Europeia, alegando ter a Vodafone Telecel violado o art.º 82 do tratado que institui a CE (abuso de posição dominante) por ter recusado dar interligação à OniWay.

Em 17 de Julho de 2002, interpôs a OniWay uma acção judicial de responsabilidade civil contra a Vodafone Telecel e a Optimus, mediante a qual solicitou uma indemnização de 46 milhões de euros pelos prejuízos sofridos em virtude de ambas as empresas se terem recusado a dar interligação em cumprimento das

deliberações da Anacom. Em resposta a esta acção movida pela OniWay, deverá a Vodafone Telecel apresentar a sua contestação até dia 15 de Outubro de 2002.

Em 16 de Setembro de 2002, a Vodafone Telecel apresentou recurso contencioso de anulação das deliberações da Anacom, alegando violarem as mesmas os princípios e normas legais aplicáveis ao exercício da actividade de telecomunicações.

A Anacom, adoptou, em 24 de Setembro de 2002, a decisão final relativamente ao conflito que opõe a OniWay aos operadores móveis Vodafone Telecel e Optimus, no que respeita à interligação das respectivas redes móveis. De acordo com esta decisão, a Vodafone Telecel e a Optimus deverão, no prazo de 15 dias, assegurar a interligação à OniWay para a prestação dos serviços acedidos através de terminais com a funcionalidade GPRS, que não sejam *dual mode* (GSM/GPRS e UMTS). A interligação deveria ser assegurada à OniWay através da comutação de circuitos e de pacotes, abrangendo obrigatoriamente os serviços de terminação de chamada, apoio ao cliente (169x), serviços informativos (189x), chamadas grátis para o chamador (800), *voice mail* (6009, 609, 669), terminação de SMS e de MMS.

Ao abrigo dessa deliberação, a OniWay, por seu turno, fica obrigada a incluir em contratos que celebre com clientes a oferta dos serviços abrangidos em conformidade com o teor da sua licença e deverá garantir a migração da totalidade dos seus clientes para o sistema UMTS, no prazo de 12 meses contados desde o início da actividade.

Em 25 de Setembro de 2002, a Vodafone Telecel respondeu à queixa apresentada pela OniWay junto da CE, contra–alegando que desde sempre cumpriu com as obrigações legais a que está sujeita, nunca tendo recusado dar interligação à OniWay ou impedido que a mesma entrasse no mercado.

Na sua resposta, salientou a Vodafone Telecel que, ao abrigo do quadro legal e regulamentar aplicável, a OniWay não teria direito a prestar serviços assentes na tecnologia GSM e a requerer, para o efeito, interligação por se tratar de um operador móvel licenciado, apenas, para o sistema UMTS, motivo pelo qual as Partes não chegaram a consenso quanto aos termos do respectivo Acordo. A isto acresce o facto de o sistema UMTS não ter sido, ainda, lançado comercialmente.

Portabilidade

Por deliberação de 18 de Abril de 2002, a Anacom determinou que os prestadores que possuíam planos tarifários que implicassem que uma chamada para um número portado fosse mais cara do que o era anteriormente à portação do mesmo, deveriam proceder à implementação, num prazo de trinta dias, de um serviço informativo do preço das chamadas para números portados. Este serviço informativo está a ser divulgado através da factura durante um período mínimo de seis meses.

Deliberou, ainda, a Anacom que os prestadores deveriam proceder, num prazo máximo de dez dias, à retirada de qualquer forma de mensagem que, por sua iniciativa, se encontrassem já, neste âmbito, a disponibilizar *on line* nas chamadas para números portados.

De notar que até 30 de Setembro de 2002 foram portados 42.311 números telefónicos, dos quais 3.159 pertencentes às redes móveis.

Circuitos Alugados

Foi adoptada pela Anacom, a 19 de Setembro de 2002, uma decisão relativa à oferta de circuitos alugados da PT Comunicações, segundo a qual esta empresa deverá reformular, no prazo de dez dias, a sua proposta de tarifário, apresentada em 14 de Dezembro de 2001, de acordo com determinados princípios e registando certas reduções mínimas nas receitas, tendo por referência o parque de circuitos existente em Junho desse ano.

Partilha de infra–estruturas

A Vodafone Telecel assinou com a Optimus um acordo para partilha de infra–estruturas, tendo, para o efeito, sido criada uma empresa designada "Situs". Esta empresa é detida em partes iguais pela Vodafone Telecel e pela Optimus.

CONSIDERAÇÕES FINAIS

A Vodafone Telecel afirma–se como um operador de telecomunicações e informação, com negócio base nas comunicações móveis e que aposta na oferta de serviços móveis de comunicação de dados. Disponibiliza também ofertas complementares de serviços fixos que contribuam para manter uma posição de liderança nos segmentos empresariais do mercado celular e participa em projectos de tecnologias de informação/redes que potenciem o aumento de receitas de comunicação e/ou reduções significativas de custos e/ou que contribuam para a fidelização dos Clientes.

A evolução recente dos principais indicadores de desempenho financeiro e operacional, têm demonstrado um crescimento sustentado da actividade, da mesma forma que traduz a crescente e contínua consolidação das competências da Empresa que a posicionam de forma privilegiada para tirar partido dos desafios no sector das telecomunicações em Portugal.

As receitas e o EBITDA da Vodafone Telecel têm vindo a apresentar um crescimento sustentado, esperando–se igualmente um crescimento do EBITDA e das receitas no ano de 2002, relativamente ao ano 2001, através de um enfoque acrescido na melhoria da estrutura de custos e das margens.

A Vodafone Telecel tenciona manter a sua diferenciação como o operador mais inovador e com maior orientação para o Cliente em Portugal, disponibilizando a oferta mais competitiva e liderando a introdução de serviços não voz. São competências criadas e desenvolvidas pela Empresa desde o início da sua actividade que lhe permitem encarar com segurança os novos desafios que se lhe colocam e aproveitar as oportunidades oferecidas pela evolução tecnológica e, desta forma, manter a posição cimeira que ocupa no mercado das telecomunicações móveis.

Lisboa, 20 de Dezembro de 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.

A DIRECÇÃO

PARTICIPAÇÃO DOS ÓRGÃOS DE ADMINISTRAÇÃO E FISCALIZAÇÃO NO CAPITAL

Conselho Geral

MEMBROS	Detidas em 31/03/02	Adquiridas entre 01/04/02 e 30/09/02	Vendidas entre 01/04/02 e 30/09/02	Saldo em 30/09/02
	Acções	Acções	Acções	Acções
José Miguel Alarcão Júdice (Presidente)	–	10	–	10
Emanuele Tournon	–	10	–	10
Marco Pace	–	10	–	10
Ignatio Mas Ribo	–	10	–	10
Isabel Maria de Lucena Vasconcelos Cruz de Almeida Mota	–	10	–	10
Pietro Guindani	–	10	–	10
Vittorio Colao	–	10	–	10

Direcção

MEMBROS	Detidas em 31/03/02	Adquiridas entre 01/04/02 e 30/09/02	Vendidas entre 01/04/02 e 30/09/02	Saldo em 30/09/02
	Acções	Acções	Acções	Acções
António Carrapatoso	10.000	–	–	10.000
António Coimbra	10.000	–	–	10.000
Paulo Rodrigues da Silva	–	–	–	–

António Carrapatoso
Não realizou qualquer compra ou venda de acções da Vodafone Telecel durante osemestre de Abril a Setembro de 2002.

António Coimbra
Não realizou qualquer compra ou venda de acções da Vodafone Telecel durante osemestre de Abril a Setembro de 2002.

Paulo Rodrigues da Silva
Não realizou qualquer compra ou venda de acções da Vodafone Telecel durante osemestre de Abril a Setembro de 2002.

Revisor Oficial de Contas
Sociedade Ledo, Morgado e Associados – Sociedade de Revisores Oficiais de Contas (SROC) não detém acções da Empresa.
O Dr. Jorge Bento Martins Ledo não detém acções da Empresa.

LISTA DOS TITULARES DE PARTICIPAÇÕES QUALIFICADAS NO CAPITAL

Dando cumprimento ao disposto na alínea d) do n.º 1 do artigo 7º do Regulamento n.º 11/2000 da CMVM (com a nova redacção do Regulamento n.º 24/2000 da CMVM), passamos a informar a relação dos Accionistas que, segundo o melhor conhecimento da Vodafone Telecel, são titulares de pelo menos 2% dos direitos de voto relativos ao capital da Sociedade, à data de 30 de Setembro de 2002:

Accionista	30 de Setembro de 2002		
	N.º de Acções	% do Capital Social	% dos Direitos de Voto
Vodafone Europe B.V.	131.953.205	61,37%	61,51%
Capital Group Companies	10.696.790	4,98%	4,99%
Government of Singapore Investment Corporation Pte Ltd	4.257.560	1,98%	1,98%
Outros	67.625.426	31,45%	31,52%

Nota: A Vodafone Telecel tinha, em 30 de Setembro de 2002, 467.019 acções próprias, correspondentes a 0,22% do número de acções que titula o capital social da Empresa

A Vodafone Europe B.V. detém directamente um total de 131.953.205 acções da Empresa, representando uma participação de 61,37% do capital social e 61,51% dos direitos de voto. O Capital Group Companies detém 10.696.790 acções da Vodafone Telecel representativas de 4,98% do capital social e 4,99% dos direitos de voto. Por sua vez, o Government of Singapore Investment Corporation Pte Ltd detém 4.257.560 acções da Empresa, o que representam 1,98% do capital social e dos direitos de voto.

Encontram-se dispersas em Bolsa 67.625.426 acções equivalentes a 31,45% do capital social da Vodafone Telecel a que correspondem 31,52% dos direitos de voto.

DEMONSTRAÇÕES FINANCEIRAS EM 30 DE SETEMBRO DE 2002

VODAFONE TELECEL – Comunicações Pessoais, S.A.
BALANÇO (Eur)

ACTIVO	Notas	30-09-2002 ACTIVO BRUTO	30-09-2002 A/P	30-09-2002 ACTIVO LÍQUIDO	31-03-2002 ACTIVO LÍQUIDO
IMOBILIZADO					
Imobilizações incorpóreas					
Despesas de instalação		39.474.600,87	35.931.856,44	3.542.744,43	4.638.643,78
Despesas de investigação e desenvolvimento		39.066.417,12	29.986.131,78	9.080.285,34	10.916.610,02
Propriedade industrial e outros direitos		1.170.447,56	43.670,25	1.126.777,31	1.132.319,26
Imobilizações em curso		117.318.827,65		117.318.827,65	114.885.747,75
	8,10	197.030.293,20	65.961.658,47	131.068.634,73	131.573.320,81
Imobilizações corpóreas					
Terrenos e recursos naturais		4.097.871,95		4.097.871,95	4.058.249,31
Edifícios e outras construções		107.380.206,63	36.616.222,31	70.763.984,32	71.199.819,50
Equipamento básico		657.305.544,26	322.960.429,27	334.345.114,99	352.614.570,33
Equipamento de transporte		12.883.511,04	7.676.253,22	5.207.257,82	5.040.966,07
Ferramentas e utensílios		22.715.151,28	16.553.741,64	6.161.409,64	7.160.976,53
Equipamento administrativo		162.898.772,56	119.784.900,58	43.113.871,98	49.827.911,75
Outras imobilizações corpóreas		56.795,63	55.669,01	1.126,62	1.416,66
Imobilizações em curso		149.211.831,59		149.211.831,59	111.717.925,30
	10	1.116.549.684,94	503.647.216,03	612.902.468,91	601.621.835,45
Investimentos financeiros					
Partes de capital em empresas do grupo					
Empréstimos a empresas do grupo		2.931.613,19		2.931.613,19	3.331.613,19
Partes de capital em empresas associadas		565.428,10		565.428,10	325.712,05
Partes de capital noutras empresas		146.250,00		146.250,00	146.250,00
	10	3.643.291,29		3.643.291,29	3.803.575,24
CIRCULANTE					
Existências					
Mercadorias	21,22,34	22.823.380,36	2.951.092,41	19.872.287,95	19.036.588,03
Adiantamentos por conta de compras					
		22.823.380,36	2.951.092,41	19.872.287,95	19.036.588,03
Dívidas de terceiros – curto prazo					
Clientes C/C		248.532.373,96	11.574.418,56	236.957.955,40	142.613.151,03
Clientes de cobrança duvidosa	23,34	85.912.092,80	85.912.092,80		404.033,88
Adiantamentos de clientes					
Empresas do grupo					
Empresas participadas e participantes		24.316,40		24.316,40	24.316,40
Outros accionistas					
Adiantamentos a fornecedores		5.707.911,84		5.707.911,84	5.453.043,09
Adiantamentos a fornecedores de imobilizado		88.553,53		88.553,53	88.553,53
Estado e outros entes públicos	48	1.028.612,03		1.028.612,03	1.053.162,95
Outros devedores		11.995.457,68		11.995.457,68	11.156.488,46
		353.289.318,24	97.486.511,36	255.802.806,88	160.792.749,34
Depósitos bancários e caixa					
Depósitos bancários		4.232.251,79		4.232.251,79	1.877560,42
Caixa		74.298,47		74.298,47	77.603,95
		4.306.550,26		4.306.550,26	1.955.164,37
Acréscimos e diferimentos					
Acréscimos de proveitos	49	69.100.136,83		69.100.136,83	84.134.243,99
Custos diferidos	49	58.342.533,65		58.342.533,65	63.904.675,32
		127.442.670,48		127.442.670,48	148.038.919,31
Total de amortizações			569.608.874,50		
Total de provisões			100.437.603,77		
Total do activo		1.825.085.188,77	670.046.478,27	1.155.038.710,50	1.066.822.152,55

As notas anexas fazem parte integrante destas Demonstrações Financeiras

O Técnico de contas

A Direcção

VODAFONE TELECEL – Comunicações Pessoais, S.A
BALANÇO (Eur)

CAPITAL PRÓPRIO E PASSIVO	Notas	30-09-2002	31-03-2002
CAPITAL PRÓPRIO			
Capital	36,37,40	107.500.000,00	107.500.000,00
Acções próprias			
Valor nominal	40	(233.510,51)	(233.510,51)
Prémios e descontos	40	(6.537.027,90)	(6.537.027,90)
Prestações acessórias			
Reservas			
Reservas legais	40	21.500.000,00	19.415.400,65
Reservas estatutárias			
Reservas contratuais			
Outras reservas	40	335.987.347,35	248.258.671,22
Resultados transitados			
Resultado líquido do exercício	40	55.243.060,47	104.830.584,15
Dividendos antecipados			
Total do capital próprio		**513.459.869,41**	**473.234.117,61**
PASSIVO			
PROVISÕES PARA RISCOS E ENCARGOS			
Provisões para pensões			
Outras provisões para riscos e encargos	34	32.502.880,69	27.361.584,44
		32.502.880,69	**27.361.584,44**
DÍVIDAS A TERCEIROS – MÉDIO E LONGO PRAZO			
Empréstimos por obrigações			
Convertíveis			
Não convertíveis			
DÍVIDAS A TERCEIROS – CURTO PRAZO			
Empréstimos por obrigações			
Convertíveis			
Não convertíveis			
Dívidas a instituições de crédito	52	15.607.594,68	46.818.265,92
Adiantamentos por conta de vendas			
Fornecedores C/C		143.916.858,40	56.559.621,92
Fornecedores – facturas em recepção e conferência		42.568.123,56	54.382.537,31
Fornecedores – títulos a pagar			
Outros accionistas	51	200.000.000,00	200.000.000,00
Fornecedores de imobilizado C/C		25.629.735,83	37.898.358,40
Estado e outros entes públicos	48	37.233.829,05	37.991.862,93
Outros credores		8.970.498,28	7.684.734,99
		473.926.639,80	**441.335.381,47**
ACRÉSCIMOS E DIFERIMENTOS			
Acréscimos de custos	49	102.687.036,28	94.707.610,22
Proveitos diferidos	49	32.462.284,32	30.183.458,81
		135.149.320,60	**124.891.069,03**
Total do passivo		**641.578.841,09**	**593.588.034,94**
Total do capital próprio e do passivo		1.155.038.710,50	1.066.822.152,55

As notas anexas fazem parte integrante destas Demonstrações Financeiras

O Técnico de contas A Direcção

VODAFONE TELECEL – Comunicações Pessoais, S.A.
DEMONSTRAÇÃO DOS RESULTADOS (Eur)

CUSTOS E PERDAS	Notas	30-09-2002		30-09-2001	
Custo mercadorias vendidas e matérias consumidas	41	39.840.891,00		46.479.981,47	
Fornecimentos e serviços externos		243.721.766,79	283.562.657,79	237.434.741,24	283.914.722,71
Custos com o pessoal					
Remunerações	43	25.174.427,36		22.934.987,86	
Encargos sociais e outros	43	10.278.230,88	35.452.658,24	10.050.499,24	32.985.487,10
Amortizações imobilizado corpóreo e incorpóreo	10	64.678.687,08		59.817.781,50	
Provisões	34	8.584.348,94	73.263.036,02	15.667.022,52	75.484.804,02
Impostos		9.662.075,65		9.791.700,52	
Outros custos operacionais		32.934.802,70	42.596.878,35	24.189.823,86	33.981.524,38
			434.875.230,40		426.366.538,21
Perdas em empresas do grupo e associadas	16			2.196.890,45	
Amortizações e provisões de aplicações e investimentos financeiros	16	447.987,82			
Juros e custos similares	45	10.936.977,74	11.384.965,56	11.035.667,64	13.232.558,09
			446.260.195,96		439.599.096,30
Custos e perdas extraordinárias	46	15.666.222,31	15.666.222,31	4.977.690,88	4.977.690,88
			461.926.418,27		444.576.787,18
Imposto s/ o rendimento do exercício	6	26.026.016,32	26.026.016,32	27.220.160,70	27.220.160,70
			487.952.434,59		471.796.947,88
Resultado líquido do exercício			55.243.060,47		44.997.562,94
			543.195.495,06		516.794.510,82
PROVEITOS E GANHOS					
Vendas de mercadorias	44		34.506.541,21		34.659.624,61
Prestação de serviços	44		494.690.484,22		477.203.812,89
Trabalhos para a própria empresa	3		570.304,62		
Subsídios à exploração					
Proveitos suplementares e outros			811.217,33		673.127,94
			530.578.547,38		512.536.565,44
Rendimentos de participações de capital	16	1.036.322,62		34.313,88	
Rendimentos títulos negociáveis e outras aplicações financeiras	45	246.783,62		155.884,49	
Outros juros e proveitos similares	45	1.722.599,35	3.005.705,59	1.793.323,21	1.983.521,58
			533.584.252,97		514.520.087,02
Proveitos e ganhos extraordinários	46		9.611.242,09		2.274.423,80
			543.195.495,06		516.794.510,82

	30-09-2002	30-09-2001
Resultados operacionais	95.703.316,98	86.170.027,23
Resultados financeiros	(8.379.259,97)	(11.249.036,51)
Resultados correntes	87.324.057,01	74.920.990,72
Resultados antes de impostos	81.269.076,79	72.217.723,64
Resultado líquido do exercício	55.243.060,47	44.997.562,94

As notas anexas fazem parte integrante destas Demonstrações Financeiras

O Técnico de contas

A Direcção

ANEXO ÀS DEMONSTRAÇÕES FINANCEIRAS

Anexo ao Balanço e à Demonstração dos Resultados do Semestre findo em 30 de Setembro de 2002

(Montantes expressos em milhares de Euros – mEur)

INTRODUÇÃO

A Telecel – Comunicações Pessoais, S.A. associou, a partir de Janeiro de 2001, a sua própria marca à marca Vodafone, reflectindo, assim, a relação da Empresa com o maior grupo mundial de comunicações móveis.

Em Outubro de 2001 a Empresa concluiu um processo muito bem sucedido de migração para a marca Vodafone, e mantém a partir deste marco o enfoque na maximização da notoriedade da marca, demonstrando aos seus Clientes as vantagens de fazer parte da maior comunidade móvel do mundo. A Vodafone Telecel continuará a apostar na criação de valor para os seus clientes e accionistas baseada nas fortes competências internas que construiu.

A consolidação da marca Vodafone em Portugal culminou com a aprovação pela Assembleia Geral de Accionistas realizada em 10 de Outubro de 2001, da nova designação social da empresa "Vodafone Telecel – Comunicações Pessoais, S.A." ("Vodafone Telecel").

A Vodafone Telecel foi constituída em 15 de Maio de 1991 e tem como actividade principal a exploração do serviço de telecomunicações complementares móvel terrestre ao abrigo de uma licença concedida pelo Governo Português em 18 de Outubro de 1991, a qual tem uma duração de 15 anos a partir daquela data. A actividade da Empresa está condicionada aos termos da referida licença, concedida através da Anacom – Autoridade Nacional de Comunicações.

Em Dezembro de 1998 realizou-se por escritura pública a fusão por incorporação da sociedade Telechamada – Chamada de Pessoas, S.A., na Vodafone Telecel, mediante transferência global do património da sociedade incorporada para a sociedade incorporante, segundo os valores do respectivo balanço estatutário com referência a 31 de Dezembro de 1997 e com efeitos retroactivos a 1 de Janeiro de 1998.

Por incorporação da Telechamada, a Vodafone Telecel passou a desenvolver também a actividade de *paging*, até então prosseguida por aquela subsidiária, tendo solicitado à Anacom a transmissão da licença de operador de *paging* emitida a favor da Telechamada em 29 de Abril de 1992, cujo despacho favorável ocorreu em 27 de Outubro de 1998. Os pressupostos da licença atribuída à Telechamada e transmitida para a Vodafone Telecel, condicionaram esta nova actividade da Empresa, quer no que diz respeito ao prazo de atribuição (15 anos), quer relativamente ao cumprimento das metas quantitativas e qualitativas nela definidas.

A crescente adesão à oferta suportada pelas comunicações móveis em Portugal, decorrente quer da redução progressiva dos preços dos equipamentos, quer das multifuncionalidades que caracterizam actualmente a prestação do serviço de comunicações móveis, constituíram factores decisivos para a descontinuidade da prestação do Serviço de Chamada de Pessoas (*paging*) pela Vodafone Telecel, a qual comunicou à Anacom, em Agosto de 2001, a sua pretensão de cessar a oferta do Serviço de Chamada de Pessoas a partir de 15 de Outubro.

Esta decisão comercial da Vodafone Telecel não deu origem a qualquer perturbação para os Clientes de *paging*, na medida em que foram concedidas a estes, sem qualquer custo adicional, formas alternativas de comunicação.

Em 9 de Outubro de 1998, a Vodafone Telecel foi licenciada pela Anacom, como operador de redes públicas de telecomunicações no território nacional, data a partir da qual, adquiriu a qualidade de operador de serviços de telecomunicações de uso público móveis, ficando habilitada ao estabelecimento e fornecimento de uma rede pública de telecomunicações. Esta licença tem uma duração de 15 anos, contados a partir da data da sua emissão, sendo o seu termo em 9 de Outubro de 2013.

No sentido de complementar a sua oferta celular, a Vodafone Telecel solicitou e obteve da Anacom, em 1999, uma licença para a exploração do serviço fixo telefónico indirecto e uma licença para a exploração do serviço de acesso fixo via rádio, ambas por um prazo de 15 anos e com início em 1 de Janeiro de 2000. A exploração do serviço fixo telefónico indirecto teve início na data de obtenção da licença e o serviço de acesso directo na rede fixa da Vodafone Telecel, com recurso à tecnologia FWA (*Fixed Wireless Access*) como suporte principal, foi disponibilizado, em fase piloto, em Junho de 2000.

A Vodafone Telecel iniciou a exploração de serviços de Internet em Junho de 1999, tanto como fornecedor de acessos como de conteúdos. O sucesso desta nova actividade da Empresa, bem como a necessidade de especialização da vertente comercial de cada um dos negócios, foram factores determinantes para a constituição, em 9 de Outubro de 2000, de uma subsidiária detida a 100% pela Vodafone Telecel e designada por TelecelOnline – Comunicações e Serviços, S.A., a qual tem por objecto o estabelecimento, gestão e exploração de infra-estruturas de telecomunicações e a prestação de serviços de telecomunicações e desenvolvimento, gestão e exploração de conteúdos e serviços interactivos. O capital social da TelecelOnline é de cinco milhões de euros, representado por cinco milhões de acções de um euro cada.

O capital social desta sociedade foi realizado em dinheiro e em espécie, com a seguinte proporção e composição:

- 545.804 euros, por entrada em numerário;
- 4.454.196 euros, por transferência de activos imobilizados, relacionados com a actividade a desenvolver por essa sociedade no âmbito da Internet.

Em 3 de Agosto de 2001 a Vodafone Telecel e o grupo Vizzavi Europe celebraram um acordo de princípio para a aquisição de 80% da empresa TelecelOnline. Em 31 de Outubro de 2001 foi contratualmente definido entre as partes, quer o calendário da transacção, quer o *modus operandis* para aferição do valor do negócio.

O preço da alienação das acções, que representam 80% do capital social da TelecelOnline, foi fixado em mEur 33.934, após certificação da valorização da empresa por uma entidade independente. O referido valor foi ajustado em mEur 7.331, o qual corresponde a 80% do empréstimo de financiamento concedido à TelecelOnline pela Vodafone Telecel, no período anterior à transacção com a Vizzavi. O encaixe financeiro desta operação para a Vodafone Telecel foi de mEur 26.603.

A Vizzavi Europe é uma *joint venture* detida em partes iguais pela Vodafone Europe B.V., o maior operador mundial de telecomunicações móveis, e pela Vivendi Universal, o gigante mundial na área de media e conteúdos. A oferta em Portugal de um portal que ofereça aos utilizadores conteúdos nacionais e internacionais, acrescida de serviços de comunicações e de entretenimento, apoiando-se na vasta experiência e *know-how* dos seus principais accionistas, nomeadamente nas áreas de tecnologias móveis e conteúdos, foi determinante para a realização desta operação financeira.

A composição da nova estrutura accionista da TelecelOnline foi determinante para a adopção por parte desta empresa de uma nova denominação social, "Vizzavi Portugal – Comunicações e Serviços, S.A.", a qual foi deliberada pela Assembleia Geral de Accionistas ocorrida em 28 de Junho de 2002, registada posteriormente na Conservatória do Registo Comercial, e adoptada comercialmente a partir de 1 de Agosto de 2002.

Na sequência do aumento de participação do Grupo Vodafone na Vizzavi, tornando-se o único accionista, com 100% do capital, foi anunciada no passado dia 1 de Outubro de 2002 a integração das operações da Vizzavi no Grupo Vodafone, passando a Vizzavi Europe (London) a integrar a organização central da Global *Products & Services* do Grupo Vodafone, com a designação de *Global Content Services*.

Na Vodafone Telecel, esta reorganização representará uma sinergia de experiências e competências presentes na Vizzavi, de forma a privilegiar a área de desenvolvimento de conteúdos, em coordenação com a gestão global de produtos, por forma a maximizar cada vez mais a oferta de produtos e serviços para os Clientes Vodafone.

Em 1 de Julho de 2002 a Vodafone Telecel contratualizou com a Vizzavi Portugal um acordo de *Virtual Internet Service Provider* (VISP), pelo qual se permitia à segunda outorgante a utilização da rede da Vodafone Telecel para a prestação do serviço de Internet. Este contrato não é exclusivo e tem a duração de 1 ano, podendo ser renovado por idênticos períodos de tempo.

A contrapartida financeira resultante deste acordo, para a Vodafone Telecel, compreende a facturação mensal de uma parcela fixa por utilização da rede e de uma parcela variável, em função do tráfego gerado.

Face à característica de não exclusividade do contrato acima referido, e acima de tudo tendo em vista a rentabilização da rede disponível, a Vodafone Telecel encetou, na mesma data, contactos com a Media Capital Telecomunicações, os quais originaram subsequentemente a formalização de um Acordo de princípios respeitante à prestação de serviços de VISP, que foi assinado em 18 de Julho de 2002. Este contrato permitiu à Vizzavi Portugal a formalização, em 2 de Setembro de 2002, de um contrato de venda de activos e de prestação de serviços de Internet ao grupo Media Capital. A este contrato, cujo preço foi fixado em mEur 9.241, corresponde um plano de pagamentos, em dinheiro e em espécie (prestação de serviços de conteúdos e de publicidade *off-line*), que se prolonga até 30 de Junho de 2003. São vendidos pela Vizzavi Portugal à Media Capital Editora Multimédia os seguintes activos:

- A relação contratual com os clientes ISP e os direitos às receitas de tráfego geradas por essa utilização;
- A base de dados de utilizadores;
- O direito de utilização da infra-estrutura da rede da Vodafone Telecel (Acordos VISP);
- A relação contratual com os distribuidores;
- O direito de utilização das marcas Vizzavi e Netc.

O contrato acima referido inclui cláusulas condicionantes da manutenção do acordo, bem como de revisão de preços. Até à presente data não existiram alterações e não são expectáveis que estas venham a ocorrer no futuro.

A título de garantia de pagamento sobre o contrato de venda de activos da Vizzavi Portugal, foi celebrado na mesma data, 2 de Setembro de 2002, um contrato entre o grupo Media Capital (Media Capital Telecomunicações, Media Capital Editora Multimédia, Media Capital S.G.P.S. e TVI), a Vodafone Telecel e a Vizzavi Portugal, com vista à salvaguarda do cumprimento do plano financeiro adoptado no contrato de venda de activos. Por este contrato a Vodafone Telecel actua como salvaguarda dos interesses da Vizzavi Portugal, podendo reter e transferir directamente para a Vizzavi Portugal as receitas resultantes dos serviços de Internet, sempre que se verificar incumprimento contratual por parte da Media Capital Editora Multimédia à Vizzavi, assim como utilizar os veículos publicitários do grupo Media Capital (TVI), a título de dação de pagamento em relação ao referido contrato. Os limites aplicáveis a cada uma das opções descritas estão definidos contratualmente (ver Nota 32).

No âmbito da consolidação da estratégia de posicionamento da Vodafone Telecel no mercado como um operador integrado de telecomunicações e informação, em 24 de Outubro de 2000, a Vodafone Telecel e a

CFocus – Soluções de Marketing, S.A. constituíram a CelFocus – Soluções Informáticas para Telecomunicações, S.A., uma *joint venture* que tem como objectivo o desenvolvimento e comercialização de soluções de *Customer Relation Management* (CRM) aplicadas ao sector das telecomunicações a nível nacional e internacional. O capital social da CelFocus é de cem mil euros, representado por cem mil acções nominativas de valor nominal de um euro, no qual a Vodafone Telecel tem uma participação de 45%. O capital social da CelFocus foi integralmente realizado em numerário na data de realização da escritura de constituição.

A optimização das tecnologias de informação como suporte ao mercado das telecomunicações constituiu factor decisivo para a participação da Vodafone Telecel na Nexenter – Centros de Tecnologia de Informação, S.A., a qual foi constituída em 22 de Fevereiro de 2001, com participação no capital social pela Vodafone Telecel em 80%, e cujo objecto se enquadra na prestação de serviços na área de tecnologias de informação, incluindo a gestão de infra–estruturas de suporte às tecnologias de informação, gestão técnica e operação de parques informáticos, fornecimento e gestão de conectividade para o acesso às aplicações informáticas existentes nos sistemas à sua responsabilidade, e à gestão de operações informáticas, quer em instalações próprias, quer nas dos seus interlocutores de negócio. O capital social da Nexenter é de dois milhões e quinhentos mil euros, dividido em dois milhões e quinhentas mil acções de um euro cada, totalmente realizado em numerário. A actividade operacional da Nexenter teve início em 1 de Abril de 2001.

Com vista à manutenção da posição de liderança no mercado móvel português viabilizada pela convergência móvel – Internet e o desenvolvimento do UMTS em Portugal, a Vodafone Telecel candidatou–se, em 29 de Setembro de 2000, à atribuição de uma licença para operar a tecnologia UMTS, a qual foi atribuída em 19 de Dezembro, por despacho do Governo Português proferido nos termos do regulamento do concurso para a atribuição de quatro licenças de âmbito nacional para os sistemas de telecomunicações móveis internacionais. Esta licença tem uma duração de 15 anos, com termo em 11 de Janeiro de 2016, ficando a Vodafone Telecel, no exercício da actividade licenciada, sujeita às obrigações decorrentes da legislação aplicável.

O lançamento comercial dos serviços de terceira geração móvel (UMTS), inicialmente previsto para 1 de Janeiro de 2002, foi adiado para 31 de Dezembro de 2002, por reconhecimento, quer pelos operadores licenciados, quer pelo órgão regulador (Anacom), da comprovada inexistência no mercado de equipamentos de infra–estrutura de rede e terminais, que permitissem o início de actividade no prazo a que se vincularam as entidades às quais foram atribuídas as respectivas licenças. Embora se reconheça nesta data, incapacidade de lançamento da tecnologia associada ao UMTS, sem restrições de mercado, a Vodafone Telecel está preparada para efectuar o lançamento a título experimental, a partir de Janeiro de 2003, já que dispõe de infra–estruturas de rede e de equipamentos para corporizar o objectivo a que se propôs.

Em face dos sucessivos atrasos registados no lançamento do UMTS, o quarto operador licenciado pela Anacom para operar neste domínio, OniWay, solicitou ao órgão regulador autorização para operar na tecnologia GSM, solicitando para o efeito acordos de interligação aos restantes três operadores.

O facto de apenas a TMN ter acedido a esta petição da OniWay, deu origem à interposição de uma acção de responsabilidade civil movida pela OniWay, em 17 de Julho de 2002, à Vodafone Telecel e à Optimus, pela qual requer uma indemnização de mEur 46.000, a cada um dos operadores, a título de prejuízos acumulados.

A contra–argumentação invocada pela Vodafone Telecel a esta acção, incide fundamentalmente sobre o facto da OniWay não estar licenciada para operar uma rede GSM, e também sobre o facto da data da acção movida pela OniWay ser anterior à data da deliberação da Anacom (24 de Setembro de 2002), relativa à obrigatoriedade dos operadores invocados de procederem à negociação de acordos de interligação com a OniWay no âmbito do GSM.

A Vodafone Telecel considera que a argumentação da OniWay não se encontra suportada no quadro legal e regulamentar aplicável, pelo que não prevê, nesta data, que a petição da requerente venha a ter provimento.

O incumprimento das determinações da Anacom, pela Vodafone Telecel, em matéria de interligação constitui contra-ordenação punível com uma coima que varia entre mEur 2,5 e mEur 44,9, sem prejuízo de outras sanções aplicáveis. A Vodafone Telecel considera que a atitude proactiva que tem demonstrado, para a resolução deste conflito, inibirá a fixação de qualquer sanção por parte do órgão regulador.

Em 16 de Abril de 2001 foi assinada a escritura de constituição da Fundação Vodafone Telecel para o Desenvolvimento da Sociedade de Informação. A criação desta Instituição resulta dos compromissos assumidos pela Vodafone Telecel à data da sua candidatura à licença para operar uma rede UMTS.

A nova Fundação terá como objectivos principais, designadamente, a promoção da investigação científica e tecnológica que contribua para o desenvolvimento da Sociedade de Informação, a promoção da formação e da qualificação profissional no sector das telecomunicações e tecnologias de informação, o desenvolvimento de projectos especiais de integração social, a promoção do desenvolvimento de conteúdos e de iniciativas que promovam a língua e cultura portuguesas na Internet e o apoio à criação e desenvolvimento de empresas portuguesas no sector da informática ou das telecomunicações.

O património inicial da Fundação é constituído por um fundo financeiro de 4.988 milhares de euros, constituído pelo fundador, o qual fará entregas parcelares desta quantia nos seguintes prazos:

- 1.496 milhares de euros em Dezembro de 2001, já entregue (ver Nota 46 – Donativos);
- 3.492 milhares de euros até 30 de Junho de 2003

Em caso de extinção da Fundação, o seu património será sempre afecto à prossecução dos fins previstos nos objectivos que nortearam a sua constituição, podendo a sua gestão ser entregue a uma entidade vocacionada para o efeito.

Em 19 de Abril de 2002 a Vodafone Telecel e a Optimus – Telecomunicações, S.A. constituíram uma sociedade anónima, "Situs – Exploração de Torres de Telecomunicações e Sites, S.A.", cujo objecto consiste na implantação, instalação e exploração de torres e outros *sites* para colocação de equipamento de telecomunicações e de outra natureza, como a prestação de serviços de gestão e manutenção dos mesmos e os serviços com estes conexos. Esta empresa foi constituída com o capital social de cinquenta mil euros, totalmente subscrito e realizado, dividido em cinquenta mil acções com o valor nominal de um euro cada. Esta empresa é uma *joint venture* detida em partes iguais pelos dois accionistas, com exercícios sociais coincidentes com o ano civil, e que à data de 30 de Setembro de 2002 ainda não tinha iniciado formalmente a actividade. A constituição desta sociedade foi submetida à apreciação da Comunidade Europeia, com vista à certificação de não violação em matérias de concorrência. A Comunidade Europeia, em reunião ocorrida em Junho de 2002, considerou que a Situs não se encontra enquadrada no predisposto no Art. 81.º da Lei da Concorrência Comunitária, e que esta não terá um efeito anti-competitivo no mercado dos serviços móveis em Portugal.

É expectável que à data do início da actividade da Situs, o seu capital social seja reforçado pela integração das infra-estruturas físicas, actualmente detidas pelos dois operadores, após avaliação por uma entidade independente.

Os pressupostos fundamentais que estiveram na origem da constituição desta nova empresa estão directamente relacionados com expectáveis poupanças significativas em termos de investimento e custos para os dois operadores, e com a criação de condições para minimização dos impactos ambientais das infra-estruturas de rede actuais e futuras.

Em 21 de Março de 2002 toda a organização da Vodafone Telecel foi certificada pela APCER (Associação Portuguesa de Certificação) de acordo com o referencial NP EN ISO 9001:2000. A Vodafone Telecel é, assim, o primeiro operador de telecomunicações em Portugal a obter a Certificação Global por esta norma mundialmente reconhecida, a qual identifica no Sistema de Gestão da Qualidade da Vodafone Telecel uma ferramenta essencial para a melhoria permanente da sua organização, dos seus processos internos e do seu modo de funcionar, com reflexo último na satisfação dos Clientes.

As notas às contas respeitam a ordem estabelecida pelo Plano Oficial de Contabilidade (POC) aprovado pelo decreto–lei n.º 410/89, de 21 de Novembro, modificado pelo decreto–lei n.º 238/91, de 2 de Julho, sendo de referir que os números não indicados neste Anexo não têm aplicação.

NOTA 3 – BASES DE APRESENTAÇÃO, PRINCIPAIS PRINCÍPIOS CONTABILÍSTICOS E CRITÉRIOS VALORIMÉTRICOS UTILIZADOS

As demonstrações financeiras foram preparadas no pressuposto da continuidade normal das operações da Empresa e a partir dos seus livros e registos contabilísticos, escriturados de acordo com princípios de contabilidade geralmente aceites em Portugal. Os principais princípios contabilísticos e critérios valorimétricos utilizados na preparação das demonstrações financeiras foram os seguintes:

a) Especialização dos exercícios

Os custos e os proveitos são contabilizados no exercício a que dizem respeito, independentemente da data do seu pagamento ou recebimento.

As receitas dos serviços de telecomunicações são reconhecidas no período em que ocorrem. A facturação destes serviços é efectuada numa base mensal durante o mês. Os valores não facturados desde o último ciclo de facturação até ao final do mês são registados por estimativa com base no tráfego realmente ocorrido. As diferenças entre os valores estimados e os reais, que normalmente não são significativas, são registadas no período subsequente.

b) Imobilizações incorpóreas

As imobilizações incorpóreas são valorizadas ao custo de aquisição e são constituídas, basicamente, por (i) despesas de funcionamento ocorridas na fase pré–operacional, (ii) despesas com o estudo e desenvolvimento da rede, (iii) despesas com o estudo de admissão ao concurso público de atribuição das licenças de operador da rede móvel, fixa e Internet, (iv) despesas directamente relacionadas com a expansão da rede comercial da Empresa, (v) custos incorridos com a extensão do período inicial de garantia do equipamento da rede, (vi) despesas relacionadas com o apoio técnico necessário para o desenvolvimento e optimização das condições de exploração da rede, (vii) taxas de instalação de circuitos e (viii) custos com o lançamento de novos produtos e aquisição de novos Clientes.

A política de amortizações está directamente relacionada com a natureza dos custos incorridos, como se segue:

- As despesas com os estudos de admissão aos concursos e as respectivas licenças são amortizadas em duodécimos, pelo método das quotas constantes, durante o período da concessão (15 anos), a partir da data de início da actividade licenciada.
- As restantes imobilizações incorpóreas são amortizadas em duodécimos, pelo método das quotas constantes, durante 3 ou 5 anos, conforme a sua natureza, a contar da data em que são incorridos os respectivos custos.

c) Imobilizações corpóreas

As imobilizações corpóreas são valorizadas ao custo de aquisição. Os encargos de manutenção corrente são registados como custo no período em que são incorridos. As grandes reparações e beneficiações são capitalizadas. As depreciações das imobilizações corpóreas são calculadas pelo método das quotas constantes e são contabilizadas por duodécimos a partir da data em que os bens entram em exploração. No método das quotas constantes, as taxas anuais utilizadas são as definidas no Decreto Regulamentar 2/90, de 12 de Janeiro, as quais reflectem uma vida útil que não difere significativamente da estimada para os respectivos bens, e resumem-se como se segue:

	Vida útil (anos)
Edificações ligeiras	10 a 50
Equipamentos	6 a 10
Programas informáticos	3
Outros	3 a 10

Em complemento à sua actividade de operador de comunicações móveis, a Vodafone Telecel mantém um regular serviço de assistência técnica aos equipamentos dos seus clientes, posicionando-se como intermediário entre o Cliente final e os fabricantes. Para o desenvolvimento desta sua actividade, a Empresa procede à capitalização de telefones móveis que utiliza para empréstimo aos seus Clientes, durante o prazo de reparação dos mesmos nos fabricantes. A obsolescência indexada a este tipo de equipamentos, bem como o elevado grau de degradação a que estão sujeitos pelo ritmo de manuseamento, foram condicionantes para a adopção pela Vodafone Telecel de taxas de amortizações degressivas sobre este conjunto de activos, embora mantendo o período de vida útil em vigor (5 anos).

d) Investimentos financeiros

Os investimentos financeiros da Vodafone Telecel encontram-se registados pelo método de equivalência patrimonial, reflectindo-se nas contas sociais a totalidade dos capitais próprios e dos resultados das referidas subsidiárias.

Em obediência aos pressupostos enunciados pela Directriz Contabilística n.º 9, o método de contabilização pela equivalência patrimonial foi interrompido em Abril de 2001 e em Janeiro de 2002, em relação às participações, respectivamente, na Vizzavi Portugal e na Nexenter, datas a partir das quais a participação da Vodafone Telecel nas perdas destas subsidiárias igualaram o montante registado na conta do investimento, o qual assume desde essa data o saldo zero (ver Nota 16). Os resultados negativos registados pelas subsidiárias, que não afectaram as contas de "Perdas em Investimentos Financeiros" na Vodafone Telecel, estão registados numa conta de "Provisões para riscos e encargos – Perdas em Investimentos Financeiros".

Tendo em consideração a imaterialidade das demonstrações financeiras das participadas, deduzidas dos saldos e transacções com a Vodafone Telecel, considera-se que a adopção do método de consolidação integral não alteraria de forma materialmente relevante a apresentação da situação financeira e dos resultados do conjunto das Empresas, pelo que ao abrigo do artigo 4º do decreto-lei n.º 238/91, de 2 de Julho, não foram preparadas contas consolidadas do Grupo.

e) Locação financeira

Os contratos de locação financeira são registados, desde a data do seu início, como activo (imobilizado corpóreo) e passivo (fornecedores de imobilizado) pelo custo de aquisição do bem locado, o qual é equivalente ao valor actual das rendas de locação financeira à data de aquisição (ver Nota 15).

f) Existências

As existências são valorizadas ao valor mais baixo que resulta da comparação entre o valor esperado de realização e o custo de aquisição, utilizando-se o custo médio como método de custeio das saídas (ver Notas 3 h), 41 e 49).

g) Acréscimos e diferimentos

A Empresa regista nestas rubricas os custos e os proveitos imputáveis ao exercício corrente e cujas despesas e receitas apenas ocorrerão em exercícios futuros, bem como as despesas e as receitas que já ocorreram mas que respeitam a exercícios futuros e que serão imputadas aos resultados de cada um desses exercícios pelo valor que lhes corresponde.

h) Contratos plurianuais

Os custos directos de aquisição de Clientes relacionados com contratos plurianuais são diferidos e amortizados durante o período do contrato (ver Notas 41 e 49).

i) Provisão para créditos de cobrança duvidosa

Esta provisão é constituída/reforçada tendo em consideração o risco previsto de cobrança dos saldos a receber de Clientes.

j) Programa promocional

A partir de 1998, a Empresa desenvolveu um programa de promoções directamente relacionadas com o volume de tráfego gerado pelos Clientes desde 30 de Junho de 1997, sendo atribuídos pontos que permitem o acesso a diversas promoções. Para o efeito, a Empresa constituiu uma provisão correspondente aos encargos estimados a incorrer, resultantes do tráfego já realizado e que se integra no âmbito deste programa. A manutenção desta estratégia comercial por parte da Empresa tem originado ajustamentos aos montantes iniciais, ao longo dos exercícios, correspondendo o valor final em cada exercício, à estimativa de utilização dos pontos atribuídos aos Clientes, ratificada pela vida útil dos mesmos (ver Nota 34).

k) Plano de incentivos

As responsabilidades assumidas no âmbito do plano de incentivos para membros da Direcção e quadros da Empresa (ver Notas 3 n) e 53) são reconhecidas em cada ano, tendo em conta o tempo já decorrido para o vencimento do direito efectivo do exercício das opções de aquisição das acções da Vodafone Telecel atribuídas. Sempre que o valor de mercado é superior ao preço fixado no plano de incentivos para a cedência pela Empresa das correspondentes acções aos beneficiários, a Empresa constitui uma provisão para fazer face a esse custo futuro.

l) Imposto sobre o rendimento

O imposto sobre o rendimento é apurado tendo em consideração as disposições do Código do Imposto sobre o Rendimento das Pessoas Colectivas (IRC) (ver Nota 6).

A partir de 1 de Janeiro de 1998, a Empresa passou a adoptar o conceito de contabilização de impostos diferidos, desde que exista uma probabilidade razoável de que venha a registar-se matéria colectável em exercícios futuros (ver Nota 6). O procedimento adoptado até à data pela Vodafone Telecel não difere da contabilização preconizada pela Directriz Contabilística n.º 28 – Impostos sobre o Rendimento, a qual é aplicável aos exercícios iniciados em ou após 1 de Janeiro de 2002.

A apresentação dos impostos diferidos no balanço da Vodafone Telecel segue a dicotomia estabelecida entre activos e passivos, nas rubricas de "Acréscimo de Proveitos" e de "Acréscimo de Custos" (ver Notas 6 e 49).

m) Benefícios de reforma

A partir de 1 de Maio de 1998, os Colaboradores efectivos da Empresa passaram a beneficiar de um plano complementar de pensões de reforma. O custo em cada exercício referente a este benefício corresponde ao valor da contribuição da Empresa no ano para o respectivo Fundo (ver Nota 55).

n) Acções próprias

Dando cumprimento às directrizes internas do grupo, a Vodafone Telecel mantém a carteira de acções próprias adquiridas no mercado bolsista com vista à manutenção de parte do *stock* de acções comprometidas pelos diversos planos de incentivos (ver Notas 3 k), 40 e 53).

A aquisição de acções próprias cumpre todos os requisitos legais previstos no Código das Sociedades Comerciais e a sua contabilização obedece à dicotomia prevista no Plano Oficial de Contabilidade entre "Valor nominal" e "Prémios e descontos".

o) Facturação a Clientes de penalidades por incumprimento contratual

A Empresa tem registado numa conta de "Proveitos extraordinários" a facturação emitida a Clientes, referente a penalidades por incumprimento contratual, em virtude de considerar que a facturação em causa não decorre directamente da sua actividade principal. A inexistência, à data, de informação histórica relevante, referente à capacidade de cobrança da referida facturação, e com base num adequado e legítimo grau de prudência, a Empresa optou por constituir simultaneamente uma provisão que cobre adequadamente o risco de cobrança estimado, a qual registou numa conta de "Provisões extraordinárias" (ver Notas 34 e 46).

p) Trabalhos para a própria empresa

Em consistência com a prática na indústria das telecomunicações e com a necessidade de alocação de recursos específicos da Empresa com vista à concretização do projecto UMTS em tempo útil, a Vodafone Telecel tem contabilizado em "Trabalhos para a própria empresa" os custos salariais dos colaboradores afectos ao referido projecto.

O valor contabilizado está suportado nas afectações reais dos colaboradores ao projecto, as quais são revistas trimestralmente, em função quer do desenvolvimento do próprio projecto, quer da necessidade de realocação adicional de recursos.

A transferência para imobilizado firme dos valores do exercício, bem como das contabilizações a incorrer em períodos futuros, depende directamente da data de disponibilização aos Clientes desta tecnologia. A política de amortizações seguirá os critérios definidos e comentados para o "Imobilizado incorpóreo" na Nota 3 b).

NOTA 4 – ACTIVOS E PASSIVOS EXPRESSOS EM MOEDA ESTRANGEIRA

A Vodafone Telecel valorizou em euros todos os activos e passivos expressos em moeda estrangeira à data de 30 de Setembro de 2002.

O SDR e o USD constituem as moedas com taxa de câmbio flutuante mais utilizadas pela Vodafone Telecel nas suas transacções com o mercado externo. As compras e vendas tituladas em SDR não foram

reavaliadas no final do semestre, dado que a contabilização original das transacções é efectuada com base no câmbio fixado para o pagamento / recebimento.

Os custos e proveitos resultantes desta conversão foram registados em resultados correntes.

NOTA 6 – IMPOSTOS SOBRE LUCROS

A Empresa está sujeita ao regime fiscal consignado no Código do Imposto sobre o Rendimento das Pessoas Colectivas (IRC) (ver Nota 3 l)).

A Administração Fiscal tem a possibilidade de rever a situação fiscal da Empresa durante um período de 5 anos para os exercícios anteriores a 1998 e por um período de 4 anos para o exercício de 1998 e seguintes (10 anos para a Segurança Social), com excepção dos prejuízos fiscais apresentados, que poderão ser revistos durante um período de 10 anos. A Direcção da Empresa, com base nos resultados históricos das fiscalizações regulares a que tem sido sujeita, entende que eventuais correcções àquelas declarações de IRC, resultantes de revisões / inspecções por parte da Administração Fiscal, não terão efeito significativo nas Demonstrações Financeiras.

A taxa de IRC actualmente em vigor de 33% (inclui derrama) foi aprovada pelo Orçamento de Estado para 2002.

O imposto sobre o rendimento (IRC) contabilizado como custo do período em análise encontra-se corrigido pelo efeito da contabilização de impostos diferidos gerados pelas diferenças temporárias respectivas.

Rubricas	30-09-2002	30-09-2001
IRC a pagar	24.117	28.356
Impostos Diferidos	1.909	(1.136)
IRC contabilizado	26.026	27.220

As rubricas que deram origem à contabilização de impostos diferidos registados pela Empresa em acréscimos de custos e de proveitos, reportados ao período entre 1 de Abril e 30 de Setembro de 2002, podem resumir-se como se segue:

Rubricas	30-09-2002				31-03-2002			
	Diferenças Temporárias Activas	Diferenças Temporárias Passivas	Imposto Diferido Activo	Imposto Diferido Passivo	Diferenças Temporárias Activas	Diferenças Temporárias Passivas	Imposto Diferido Activo	Imposto Diferido Passivo
Provisão para clientes de cobrança duvidosa	25.145		8.298		33.562		11.075	
Provisão para outros riscos e encargos	11.216		3.701		7.090		2.340	
Amortizações acumuladas								
Acréscimos de custos	3.378		1.115		4.872		1.608	
Mais valias		570		188		570		188
	39.739	570	13.114	188	45.524	570	15.023	188

A taxa efectiva de imposto estimado para o semestre findo em 30 de Setembro de 2002 foi de 32% (01-04-2001 a 30-09-2001: 40%).

A evolução da taxa de imposto verificada no semestre em análise resulta fundamentalmente da redução de 2% da taxa de IRC em vigor para o exercício de 2002, e da anulação do efeito da contabilização das participações em associadas pelo método de equivalência patrimonial (ver Nota de Introdução, relativamente à venda de 80% da participação da Vodafone Telecel na Vizzavi).

NOTA 7 – NÚMERO MÉDIO DE PESSOAL

O número médio de trabalhadores ao serviço da Empresa no período compreendido entre 1 de Abril e 30 de Setembro de 2002 foi de 1.820 (31-03-2002: 1.793).

NOTA 8 – IMOBILIZAÇÕES INCORPÓREAS

Rubricas	30-09-2002	31-03-2002
Despesas de instalação:		
Despesas de funcionamento no período de instalação	12.174	12.174
Estudo de admissão ao concurso	1.390	1.390
Despesas com aumento de capital	1.458	1.458
Estudos e desenvolvimento da rede	8.485	8.485
Outras despesas de instalação (a)	15.968	14.568
	39.475	38.075
Amortizações acumuladas	(35.932)	(33.436)
	3.543	4.639
Despesas de investigação e desenvolvimento (b)	39.066	37.905
Amortizações acumuladas	(29.986)	(26.988)
	9.080	10.917
Propriedade industrial e outros direitos	1.171	1.170
Amortizações acumuladas	(44)	(38)
	1.127	1.132
Imobilizações em curso (c)	117.319	114.886
Total geral	131.069	131.573

(a) A rubrica "Outras despesas de instalação" engloba, basicamente, os custos de constituição e expansão da rede comercial da Empresa.

(b) As "Despesas de investigação e desenvolvimento" compreendem, fundamentalmente, os custos incorridos com estudos de engenharia, relacionados com o planeamento da rede da Empresa e custos referentes a campanhas publicitárias destinadas a promover o lançamento de novos serviços e de produtos inovadores inseridos na estratégia comercial da Vodafone Telecel.

(c) As "Imobilizações em curso" incluem o custo da licença atribuída à Vodafone Telecel para operar a tecnologia UMTS no valor de mEur 99.760, liquidada em Dezembro de 2000. O montante em causa apenas é passível de transferência para firme na data da disponibilização desta tecnologia aos Clientes (ver Nota de Introdução).

NOTA 10 – MOVIMENTOS DO ACTIVO IMOBILIZADO

Activo Bruto	Saldo Inicial 31-03-2002	Aumentos	Transferências	Abates	Saldo Final 30-09-2002
Imobilizações incorpóreas:					
Despesas de instalação	38.076	1.259	140		39.475
Despesas de investigação e desenvolvimento	37.905	200	961		39.066
Propriedade industrial e outros direitos	1.170				1.170
Imobilizações em curso	114.886	3.481	(1.048)		117.319
	192.037	4.940	53	0	197.030

Activo Bruto	Saldo Inicial 31-03-2002	Aumentos	Transferências	Abates	Saldo Final 30-09-2002
Imobilizações corpóreas:					
Terrenos e recursos naturais	4.058	40			4.098
Edifícios e outras construções	103.340	966	3.098	(24)	107.380
Equipamento básico	640.816	1.015	20.426	(4.952)	657.305
Equipamento de transporte	11.839	519	873	(348)	12.883
Ferramentas e utensílios	22.672	664	71	(691)	22.716
Equipamento administrativo	156.415	2.901	3.894	(311)	162.899
Outras imobilizações corpóreas	57				57
Imobilizações em curso	111.718	65.910	(28.416)		149.212
	1.050.915	72.015	(54)	(6.326)	1.116.550

Activo Bruto	Saldo Inicial 31-03-2002	Aumentos	Reduções	Equivalência Patrimonial	Saldo Final 30-09-2002
Investimentos financeiros:					
Partes de capital em outras empresas associadas	326	25		214	565
Empréstimos a empresas do grupo	3.332	800	(1.200)		2.932
Partes de capital noutras empresas	146				146
	3.804	825	(1.200)	214	3.643

Amortizações	Saldo Inicial 31-03-2002	Reforço	Transferências	Abates	Saldo Final 30-09-2002
Imobilizações incorpóreas:					
Despesas de instalação (a)	33.437	1.751	744		35.932
Despesas de investigação e desenvolvimento	26.988	2.998			29.986
Propriedade industrial e outros direitos	38	6			44
	60.463	4.755	744	0	65.962
Imobilizações corpóreas:					
Edifícios e outras construções	32.142	4.480		(6)	36.616
Equipamento básico	288.201	39.260		(4.501)	322.960
Equipamento de transporte	6.797	1.221		(342)	7.676
Ferramentas e utensílios	15.511	1.511		(468)	16.554
Equipamento administrativo	106.587	13.451		(253)	119.785
Outras imobilizações corpóreas	55	1			56
	449.293	59.924	0	(5.570)	503.647
Total geral	509.756	64.679	744	(5.570)	569.609

(a) O valor de mEur 744 incluído na coluna de "Transferências" corresponde a uma correcção no valor das amortizações acumuladas, cuja contabilização no semestre foi efectuada na conta de "Custos extraordinários – Custos referentes a exercícios anteriores" (ver Nota 46).

NOTA 11 – CAPITALIZAÇÃO DE JUROS DE FINANCIAMENTO PARA IMOBILIZAÇÕES

No semestre findo em 30 de Setembro de 2002, bem como no período homólogo, a Vodafone Telecel não procedeu à capitalização de juros relativos a empréstimos obtidos para financiamento de imobilizações durante a sua construção.

NOTA 14 – INFORMAÇÕES ADICIONAIS SOBRE AS IMOBILIZAÇÕES CORPÓREAS

	30-09-2002	31-03-2002
a) Imobilizações implantadas em propriedade alheia Equipamento de rede	613.575	601.859

NOTA 15 – LOCAÇÃO FINANCEIRA

Em 30 de Setembro e em 31 de Março de 2002 o valor dos bens em regime de locação financeira pode resumir-se como segue:

Rubrica	Valor bruto		Amortizações acumuladas		Valor líquido	
	30-09-2002	31-03-2002	30-09-2002	31-03-2002	30-09-2002	31-03-2002
Equipamento de transporte	1.631	1.048	460	262	1.171	786

Conforme remissão expressa na Nota 3 e), os activos imobilizados adquiridos sob a forma de contratos de locação financeira são registados pelo método financeiro. Em 30 de Setembro de 2002, na rubrica "Outros credores por fornecimento de imobilizado, conta corrente" está incluído um montante de mEur 1.202 correspondente ao valor a pagar às locadoras (31-03-2002: mEur 893).

NOTA 16 – EMPRESAS DO GRUPO, ASSOCIADAS E PARTICIPADAS

No semestre findo em 30 de Setembro de 2002 a Vodafone Telecel detinha participações no capital social das seguintes cinco empresas:

- Vizzavi Portugal – Comunicações e Serviços, S.A.
- CelFocus – Soluções Informáticas para Telecomunicações, S.A.
- Nexenter – Centros de Tecnologia de Informação, S.A.
- Situs – Exploração de Torres de Telecomunicações e Sites, S.A. [a]
- SESI – Sociedade de Ensino Superior e Investigação, S.A. [b]

[a] Registo de início de actividade ainda não formalizado à data de 30-09-2002.
[b] Informação financeira actualizada não disponível à data de 30-09-2002.

As informações relevantes relativas à situação financeira e à actividade das empresas participadas pela Vodafone Telecel, ocorridas no período em análise podem resumir-se da seguinte forma:

Empresa	Se7de	Capital Social 30-09-2002	Capital Próprio 30-09-2002	Resultado Líquido 30-09-2002	Participação (%)
Vizzavi Portugal	Lisboa	5.000	(7.952)	4.108	20%
Nexenter	Lisboa	2.500	(2.009)	(560)	80%
CelFocus (c)	Lisboa	100	1.227	503	45%
Situs	Maia	50	50		50%
		7.650	(8.684)	4.051	

Resumo da informação financeira das Empresas participadas:

	30-09-2002		
	Vizzavi Portugal	Nexenter	CelFocus (c)
Contas de Balanço:			
Activo líquido	23.424	2.639	2.198
Passivo	31.376	4.648	971
Capital próprio	(7.952)	(2.009)	1.227
Capital social	5.000	2.500	100
Contas das Demonstrações de resultados:			
Proveitos	13.343	2.054	2.270
Custos	9.235	2.614	1.767
Resultado líquido	**4.108**	**(560)**	**503**

Os saldos referentes às transacções entre a Vodafone Telecel e as empresas participadas são os seguintes:

	30-09-2002		
	Vizzavi Portugal	Nexenter	CelFocus (c)
Contas de Balanço:			
Dívidas à Vodafone	7.271	1.825	
Dívidas da Vodafone	7.299	1.070	271
Empréstimos da Vodafone	2.132	800	
Contas de Resultados:			
Proveitos da Vodafone	5.782	776	
Custos da Vodafone	6.121	2.787	1.877

(c) A CelFocus tem um período de reporte coincidente com o ano civil.
Na presente informação, os dados relativos a esta associada encontram-se ajustados ao período de reporte da Vodafone Telecel (01-04-2002 a 30-09-2002).

A Vodafone Telecel regista pelo método da equivalência patrimonial os investimentos financeiros relativos a partes de capital em subsidiárias, com excepção da SESI que se encontra registada pelo método do custo. Relativamente ao investimento financeiro da Vodafone Telecel na Vizzavi Portugal e na Nexenter, o método de equivalência patrimonial foi interrompido no exercício findo em 31-03-2002, em cumprimento do preceituado na Directriz Contabilística n.º 9, na qual é referido que a contabilização pelo método de equivalência patrimonial deve ser interrompida, sempre que a participação do investidor nas perdas da subsidiária igualar ou exceder a quantia registada na conta do investimento (ver Nota 3 d)).

O quadro seguinte reflecte a transposição para as contas da Vodafone Telecel da participação da Empresa nos capitais próprios da Vizzavi Portugal e da Nexenter, após interrupção da contabilização pelo método de equivalência patrimonial (Directriz Contabilística n.º 9), e subsequente registo dos resultados negativos não absorvidos pela participação no capital social, numa conta de "Provisões para Investimentos Financeiros" (ver Nota 34).

Empresa	Capital Social 30-09-2002	Participação no Capital Social (%)	Capital Próprio 30-09-2002	Resultados Transitados e Resultados Líquidos	Participação nos Resultados 30-09-2002	Equivalência Patrimonial	Provisões para riscos e encargos – Perdas em Investimentos Financeiros
Vizzavi Portugal	5.000	20%	(7.952)	(12.952)	(2.590)	1.000	1.590
Nexenter	2.500	80%	(2.009)	(4.509)	(3.607)	2.000	1.607
	7.500		(9.961)	(17.461)	(6.197)	3.000	3.197

De acordo com o Art. 35.º do Código das Sociedades Comerciais, em caso de perda de pelo menos metade do capital social da empresa, os sócios podem dissolver a sociedade, promover a redução do capital, ou proceder à sua recapitalização efectuando entradas que mantenham pelo menos em dois terços a cobertura do capital.

Em conformidade com o exposto, a responsabilidade mínima da Vodafone Telecel na cobertura dos capitais da Vizzavi Portugal e da Nexenter, corresponde à data de 30 de Setembro de 2002, a respectivamente mEur 2.257 e mEur 2.940.

NOTA 21 – JUSTIFICAÇÃO DE PROVISÕES EXTRAORDINÁRIAS RESPEITANTES A ELEMENTOS DO ACTIVO CIRCULANTE

A Vodafone Telecel manteve no período em análise uma atitude concertada, quer na vertente de aquisições de equipamentos para revenda, quer no que diz respeito à optimização dos níveis de rotação de *stocks*, a qual lhe permitiu manter a estratégia de redução do valor das existências, e consequentemente, desagravar a provisão para a sua cobertura. O valor da provisão para depreciação das existências, com vista à cobertura da desvalorização tecnológica e comercial das existências de telefones e acessórios (ver Nota 34) era à data de 30 de Setembro de 2002 de mEur 2.951. A 31 de Março de 2002 a provisão cifrava-se em mEur 3.082.

No período em análise a Empresa procedeu ao abate físico de existências obsoletas no valor de mEur 1.868 (01-04-2001 a 30-09-2001: mEur 2.248).

NOTA 23 – DÍVIDAS DE COBRANÇA DUVIDOSA

O saldo da provisão para créditos de cobrança duvidosa reflecte a avaliação dos riscos de cobrança existentes nos saldos a receber de Clientes apresentados em balanço (ver Nota 34).

NOTA 25 – DÍVIDAS ACTIVAS E PASSIVAS COM O PESSOAL

	30-09-2002	31-03-2002
Saldos devedores	1.067	803
Saldos credores	64	82

NOTA 32 – RESPONSABILIDADES DA EMPRESA POR GARANTIAS PRESTADAS

Em 30 de Setembro e em 31 de Março de 2002 as garantias prestadas pela Vodafone Telecel podem resumir-se como se segue:

Natureza	30-09-2002	31-03-2002
Concessão de licenças para exercício da actividade	4.101	4.101
Aluguer de espaços	1.479	883
Outras	850	925
Total geral	6.430	5.909

Conforme referido na Nota de Introdução, a Vodafone Telecel corporiza a salvaguarda dos interesses da Vizzavi Portugal, relativamente ao cumprimento do plano financeiro do negócio da venda de activos da Vizzavi ao grupo Media Capital.

NOTA 34 – MOVIMENTO OCORRIDO NAS PROVISÕES

Rubricas	Saldo Inicial 31-03-2002	Reforço	Anulação	Transferências	Saldo Final 30-09-2002
Provisão para créditos de cobrança duvidosa (Nota 23)	87.719	6.605	(2.625)	5.788	97.487
Outras provisões para riscos e encargos	27.362	2.111		3.030	32.503
Provisão para depreciação de existências (Nota 21)	3.082		(131)		2.951
Total geral	118.163	8.716	(2.756)	8.818	132.941

A rubrica "Outras provisões para riscos e encargos" inclui fundamentalmente, (i) uma provisão para cobertura de encargos a incorrer com o programa promocional de vendas, no montante de mEur 6.341 (31-03-2002: mEur 5.619) (ver Nota 3 j)), (ii) uma provisão para a cobertura de contingências decorrentes da activação de Clientes, conforme referido na Nota 50, no montante de mEur 8.506 (31-03-2002: mEur 7.109), (iii) uma provisão para fazer face à incerteza de recebimento de facturação a Clientes já vencida, no valor de mEur 8.362 (31-03-2002: mEur 8.362), (iv) uma provisão para investimentos financeiros em participadas para absorção dos resultados negativos registados por essas empresas, após interrupção da contabilização pelo método da equivalência patrimonial, no montante de mEur 3.197 (31-03-2002: 3.644) (ver Nota 3 d) e 16), e (v) uma provisão para fazer face aos custos decorrentes do *write-off* do investimento realizado na actual sede social da Empresa, no montante de mEur 3.404, em virtude de ser expectável a mudança para o edifício da nova sede da Vodafone Telecel no corrente exercício.

A contabilização dos encargos do semestre findo em 30 de Setembro de 2002, para as rubricas explicitadas nos pontos (iv) e (v) foram efectuadas respectivamente em "Resultados Financeiros – Provisões para investimentos financeiros" (mEur: 447) e "Ganhos em empresas do grupo" (mEur 822) (ver Nota 45), e em "Resultados extraordinários do exercício – Provisões extraordinárias" (mEur 3.404), razão pela qual os respectivos valores foram inscritos na coluna "Transferências" (ver Nota 46).

O valor incluído na linha referente às provisões para créditos de cobrança duvidosa da coluna "Anulação" do quadro acima, no montante de mEur -2.625 (31-03-2002: mEur -6.567) corresponde à anulação de créditos totalmente provisionados, com base nas medidas de descongestionamento das pendências judiciais previstas no Orçamento Geral do Estado para 2000 e do decreto-lei n.º 114/98 de 4 de Maio.

O montante de mEur 5.788 inscrito na coluna "Transferências" da linha referente às provisões para créditos de cobrança duvidosa, corresponde às provisões extraordinárias constituídas para fazer face à facturação emitida a Clientes, referente a penalidades por incumprimento contratual (ver Nota 3 o) e 46).

NOTA 36 – COMPOSIÇÃO DO CAPITAL

Em 31 de Dezembro de 1998, o capital social da Vodafone Telecel era composto por 21.500.000 acções escriturais ordinárias nominativas com o valor nominal de 1.000 escudos cada (Eur 4,99). Em 6 de Julho de 1999, a Empresa redenominou estas acções para o valor nominal de 5 euros cada, tendo para este efeito sido efectuado um aumento do capital social no montante de Eur 258.452,13 através da utilização da Reserva legal.

Em 19 de Novembro de 1999, a Vodafone Telecel concluiu a operação de renominalização do seu capital social através da alteração do valor nominal das suas acções de 5 euros para 0,5 euros, a qual correspondeu à atribuição de 10 novas acções por cada uma das 21.500.000 acções anteriormente existentes. Em resultado desse processo, o capital social passou a ser representado por 215.000.000 acções com o valor nominal de 0,5 euros cada.

NOTA 37 – PESSOAS COLECTIVAS COM PARTICIPAÇÃO IGUAL OU SUPERIOR A 2% NO CAPITAL DA EMPRESA

A dispersão do capital social da Empresa apresenta-se da forma seguinte:

Detentor do capital	30-09-2002		31-03-2002	
	Montante	%	Montante	%
Vodafone Europe B.V. *	65.977	61,37	54.707	50,89
Capital Group Companies	5.348	4,98		
Government of Singapore Investment Corporation Pte Ltd	2.129	1,98	2.177	2,03
Outros	34.046	31,67	50.616	47,08
Total geral	107.500	100,00	107.500	100,00

* Esta sociedade, anteriormente designada por Vodafone AirTouch (Europe), B.V., alterou a sua designação social, por escritura pública de alteração de estatutos, em 4 de Setembro de 2000 (ver Nota 2).

Em 30 de Setembro de 2002, a Vodafone Europe B.V. detinha uma participação de capital de 61,37% na Vodafone Telecel enquanto o Capital Group Companies e o Government of Singapore Investment Corporation Pte Ltd detinham respectivamente 4,98% e 1,98% do capital da Empresa.

NOTA 40 – MOVIMENTOS OCORRIDOS NAS CONTAS DE CAPITAL PRÓPRIO

	Saldo Inicial 31-03-2002	Aumento	Redução	Saldo Final 30-09-2002
Capital	107.500			107.500
Acções próprias				
Valor nominal (Notas 3 n) e 53)	(234)			(234)
Prémios e descontos (Notas 3 n) e 53)	(6.537)			(6.537)
Reserva legal	19.415	2.085		21.500
Reservas livres	248.259	87.729		335.988
Outras reservas				
Resultados transitados		104.831	(104.831)	0
Resultado líquido:				
31-03-2002	104.831		(104.831)	0
30-09-2002		55.243		55.243
Total geral	473.234	249.888	(209.662)	513.460

Por decisão da Assembleia Geral da Empresa, realizada em 28 de Junho de 2002, foi aprovada a proposta de aplicação dos resultados líquidos obtidos no exercício decorrido entre 1 de Abril de 2001 e 31 de Março de 2002, no valor de mEur 104.831, que inclui (i) a distribuição de dividendos de cerca de 14% deste resultado (mEur: 15.017), no valor de 0,07 euros por acção, (ii) o reforço da reserva legal no montante de mEur 2.085 e (iii) o reforço das reservas livres no montante de mEur 87.729.

O Código das Sociedades Comerciais estabelece que pelo menos 5% do lucro apurado em cada exercício tem de ser utilizado para reforçar a reserva legal, até que esta represente, no mínimo, 20% do capital social. Com a aplicação dos resultados líquidos obtidos no exercício findo em 31 de Março de 2002, a Vodafone Telecel cumpre integralmente os pressupostos legais enunciados no capítulo do "Direito aos lucros" – Art. 295.º – "Reserva Legal", do Código das Sociedades Comerciais. A reserva legal não está disponível para distribuição, apenas podendo ser utilizada para aumentar o capital social ou compensar prejuízos.

Em 30 de Setembro e em 31 de Março de 2002, a Vodafone Telecel detinha 467.019 acções próprias cujo custo de aquisição foi de mEur 6.771 (ver Nota 3 n)).

Em cumprimento do preceituado no Art. 324.º do Código das Sociedades Comerciais, a Vodafone Telecel mantém indisponível um montante igual ao valor das acções próprias que detém na rubrica de "Reservas livres".

NOTA 41 – CUSTO DAS MERCADORIAS VENDIDAS

O custo das mercadorias vendidas e consumidas foi determinado da seguinte forma:

	30-09-2002	30-09-2001
Existências iniciais	22.119	28.613
Compras	73.376	79.631
Transferências para imobilizações	(1.224)	(809)
Regularização de existências	(31.607)	(35.837)
Existências finais	(22.823)	(25.118)
	39.841	46.480

As regularizações de existências incluem ofertas, consumos internos e o diferimento dos custos de aquisição relacionados com contratos plurianuais, como se segue:

Regularizações	30-09-2002	30-09-2001
Por Oferta	261	476
Por Consumo e Quebras	4.040	3.344
Por Campanhas – Diferimento do C.M.V. (Notas 3 h) e 49)	27.306	32.017
	31.607	35.837

NOTA 43 – REMUNERAÇÕES DOS MEMBROS DOS ÓRGÃOS SOCIAIS

As remunerações ordinárias atribuídas aos membros dos Órgãos Sociais da Empresa foram as seguintes:

	30-09-2002	30-09-2001
Direcção (Notas 53 e 55)	813	543

NOTA 44 – VENDAS E PRESTAÇÕES DE SERVIÇOS POR ACTIVIDADE

As vendas e prestações de serviços, líquidas, distribuem-se da seguinte forma:

Actividade	30-09-2002	30-09-2001
Vendas de equipamentos e acessórios	34.507	34.660
Prestação de serviços e outros	494.690	477.204
Total geral	529.197	511.864

A definição referente a segmentos relatáveis, prevista na Norma Internacional de Contabilidade nº14 – "Relato por segmentos", cuja apresentação da informação financeira se encontra definida no Regulamento 6/2002 da CMVM, não é aplicável à **Vodafone Telecel,** em virtude do segmento de actividade afecto ao GSM representar a quase totalidade das receitas e resultados da Empresa, sendo irrelevante a prestação da informação financeira segmentada pelas restantes actividades da empresa.

NOTA 45 – DEMONSTRAÇÃO DOS RESULTADOS FINANCEIROS

Custos e perdas:	30-09-2002	30-09-2001
Juros suportados	4.630	6.338
Perdas em Empresas do grupo e associadas		2.197
Provisões para investimentos financeiros (Notas 3 d), 16 e 34)	448	
Diferenças de câmbio desfavoráveis	1.069	1.194
Descontos de pronto pagamento concedidos	49	55
Outros custos e perdas financeiras (inclui custos de cobranças)	5.189	3.449
Total geral	11.385	13.233

Proveitos e ganhos:	30-09-2002	30-09-2001
Juros obtidos	247	156
Ganhos em Empresas do grupo e associadas (Nota 3 d), 16 e 34)	1.036	34
Diferenças de câmbio favoráveis	1.144	1.261
Descontos de pronto pagamento obtidos	322	344
Outros proveitos e ganhos financeiros	257	188
Total geral	3.006	1.983

NOTA 46 – DEMONSTRAÇÃO DOS RESULTADOS EXTRAORDINÁRIOS

Custos e perdas:	30-09-2002	30-09-2001
Donativos (Nota de Introdução)	1.538	1.562
Dívidas incobráveis (Nota 34)	30	121
Perdas em existências	3.137	2.307
Perdas em imobilizações	458	582
Multas e penalidades	3	334
Provisões e amortizações extraordinárias (Notas 3 o), 10 e 34)	9.936	
Correcções relativas a exercícios anteriores	51	61
Outros custos e perdas extraordinárias	513	11
Total geral	15.666	4.978

Proveitos e ganhos:	30-09-2002	30-09-2001
Recuperação de Dívidas (Nota 34)	116	476
Ganhos em imobilizações	47	62
Redução de amortizações/provisões	135	10
Correcções relativas a exercícios anteriores	2	29
Excesso de estimativa para impostos	3.246	1.670
Penalizações por incumprimento contratual (Nota 3 o) e 34)	5.702	
Outros proveitos e ganhos extraordinários	363	27
Total geral	9.611	2.274

NOTA 48 – ESTADO E OUTROS ENTES PÚBLICOS

Rubricas	30-09-2002		31-03-2002	
	A receber	A pagar	A receber	A pagar
Imposto sobre o Valor Acrescentado (IVA)	1.029	10.925	1.053	5.455
Contribuições para a Segurança Social		1.100		1.054
Imposto sobre o rendimento retido (IRS e IRC)		1.031		993
Imposto sobre o rendimento das pessoas colectivas (IRC)		24.116		30.339
Outros (Contribuição Autárquica e Imposto de Selo)		62		151
Total geral	1.029	37.234	1.053	37.992

Relativamente ao "Imposto sobre o valor acrescentado" (IVA), o valor a pagar refere-se ao imposto a liquidar ao Estado Português e o valor a receber corresponde a liquidações de IVA efectuadas por entidades estrangeiras à Empresa e que esta tem a recuperar directamente dos Estados respectivos.

NOTA 49 – ACRÉSCIMOS E DIFERIMENTOS

Acréscimo de proveitos:	30-09-2002	31-03-2002
Facturação a emitir a clientes, agentes e operadores de rede	54.019	67.022
Créditos de fornecedores, a receber	1.913	144
Outros acréscimos de proveitos	54	1.945
Impostos diferidos (Notas 3 l) e 49 – Acréscimo de custos)	13.114	15.023
	69.100	84.134

Custos diferidos:	30-09-2002	31-03-2002
Rendas e alugueres	2.823	3.603
Taxas de espectro	4.674	4.766
Seguros	17	37
Campanha de angariação e/ou fidelização de clientes (Notas 3 h) e 41)	47.921	53.704
Outros custos diferidos	2.908	1.795
	58.343	63.905

Acréscimo de custos:	30-09-2002	31-03-2002
Remunerações a liquidar	13.115	13.706
Encargos financeiros	588	679
Remuneração da utilização de outras redes	61.954	68.368
Comissões a intermediários	1.445	1.686
Aluguer de circuitos	10.639	5.192
Amortizações (Nota 10)	0	1
Outros acréscimos de custos	14.758	4.888
Impostos diferidos (Notas 3 l) e 49 – Acréscimo de proveitos)	188	188
	102.687	94.708

Proveitos diferidos:	30-09-2002	31-03-2002
Facturação antecipada a clientes	32.462	30.183

NOTA 50 – CONTINGÊNCIAS

ACTIVAÇÃO DE CLIENTES

Os procedimentos utilizados pela Empresa na activação de uma parte dos seus Clientes e que são específicos da sua actividade, são susceptíveis de gerar contingências interpretativas adicionais, que em determinadas circunstâncias, poderiam ser estimadas à data de 30 de Setembro de 2002 entre mEur 12.013 e mEur 23.833 (ver Nota 34).

No entanto, com base nos fundamentados pareceres obtidos de reputados especialistas, geralmente favoráveis à posição assumida pela Empresa, a Direcção considera não se justificar a criação de uma provisão excepcional para o efeito.

NOTA 51 – RELAÇÕES COM ACCIONISTAS

As principais relações comerciais da Empresa com o seu principal accionista e com as suas associadas podem resumir-se como segue:

	Valor das transacções entre 01-04-2002 e 30-09-2002		Valor das transacções entre 01-04-2001 e 30-09-2001		Saldo em 30-09-2002	Saldo em 31-03-2002
Empresas	Proveito	Custo	Proveito	Custo	A pagar	A pagar
Vodafone Europe B.V. e empresas associadas	11.090	13.364	6.836	6.300	1.608	2.847

Adicionalmente, em 30 de Setembro e em 31 de Março de 2002, a Empresa tem uma dívida no montante de 200 milhões de euros a pagar à Vodafone Overseas Finance Ltd. que se encontra registada no passivo na rubrica "Outros accionistas"). Este empréstimo é composto por duas linhas de crédito, uma no valor total de 100 milhões de euros, e uma outra no valor de 150 milhões de euros, da qual se encontram utilizados à data de 30 de Setembro de 2002, 100 milhões de euros. Os financiamentos são de curto prazo e ambos vencem juros postecipados aplicáveis ao prazo contratado. O primeiro à taxa Euribor acrescida de 0,6%, e o segundo, à taxa Libor do euro, acrescida de 0,325%. Os juros incorridos relativos ao semestre em análise ascenderam a mEur 4.200 (01-04-2001 a 30-09-2001: mEur 6.097).

NOTA 52 – DÍVIDAS A INSTITUIÇÕES DE CRÉDITO

Em 30 de Setembro de 2002 as dívidas de curto prazo a Instituições de Crédito, no montante de mEur 15.608 (31-03-2002: mEur 46.818), são exclusivamente constituídas por descobertos bancários que vencem juros às taxas correntes de mercado.

NOTA 53 – PLANO DE INCENTIVOS

Os planos de incentivos em vigor para os actuais membros da Direcção e restantes quadros da Empresa, constituídos por opções de compra de acções da Vodafone Telecel, podem resumir-se da seguinte forma (ver Notas 3 k) e 3 n)):

Data de aprovação dos Planos	Opções de compra atribuídas	Preço unitário de exercício (Eur)	Opções de compra anuladas	Opções de compra já exercidas	Opções de compra a exercer
Jan-97	750.000	3,97		750.000	0
Dez-98	96.000	17,47	28.334	26.332	41.334
Jun-99	282.500	12,29	4.667	4.833	273.000
Set-99	84.050	11,37			84.050
Mai-00	5.000	17,40	5.000		0
Set-00 (a)	508.555	15,30	31.442		477.113
Dez-00 (a)	23.230	12,40			23.230
Jun-01 (a)	944.210	9,30	10.119		934.091
Jul-02 (a)	921.436	7,57			921.436
Total geral	**3.614.981**		**79.562**	**781.165**	**2.754.254**

A maturidade de cada um dos planos de incentivos atribuídos, à data de 30 de Setembro de 2002, encontra-se definida no quadro resumo seguinte:

Data de exercício dos Planos	Jan-97	Dez-98	Jun-99	Set-99	Set-00 (a)	Dez-00 (a)	Jun-01 (a)	Jul-02 (a)	Total
1998	250.000								250.000
1999	250.000								250.000
2000	250.000	26.334	94.167	28.016					398.517
2001		20.666	91.833	28.017	119.279	5.807			265.602
2002		20.666	91.833	28.017	119.278	5.807	233.522		499.123
2003					119.278	5.808	233.523	230.359	588.968
2004					119.278	5.808	233.523	230.359	588.968
2005							233.523	230.359	463.882
2006								230.359	230.359
Total geral	**750.000**	**67.666**	**277.833**	**84.050**	**477.113**	**23.230**	**934.091**	**921.436**	**3.535.419**

(a) Os planos de incentivos atribuídos a partir de Setembro de 2000, apenas podem ser exercidos quando se encontrarem verificadas cumulativamente as condições de maturidade do plano e de performance da Empresa. Esta última condição apenas será considerada cumprida sempre que à data da medição relevante, o Retorno Total do Accionista (RTA) da Vodafone Telecel tiver sido igual ou superior à mediana dos RTA das outras empresas do PSI 20.

A caducidade dos direitos de exercício das opções de compra definidas em cada um dos planos de incentivos, vence 7 anos a partir da data da concessão do benefício.

No semestre findo em 30 de Setembro de 2002, a Vodafone Telecel não registou qualquer provisão para fazer face aos custos a incorrer com o exercício dos referidos planos, tendo em conta que a valorização bolsista das acções da Empresa está abaixo do valor fixado para as respectivas opções de compra.

No ano transacto foi atribuído um novo incentivo adicional aos colaboradores da Vodafone Telecel, o qual se traduz num plano global de opção de acções do Vodafone Group Plc, "GEM Options", que permitirá aos colaboradores elegíveis a oportunidade de adquirir acções a um preço fixo e em determinada data futura.

Consolidando as estratégias assumidas relativamente aos valores da Empresa, nomeadamente a "Paixão pelas nossas Pessoas", o Grupo Vodafone atribuiu em 1 de Julho de 2002, uma segunda opção de aquisição de acções "GEM 2002".

A elegibilidade dos Colaboradores para participação nestes planos está indexada à característica de efectividade do contrato de trabalho e à condição de pertencer a uma das empresas do grupo englobadas no plano, sendo que a aferição dos critérios para cada uma das emissões foi reportada à data de 2 de Maio de cada ano, e nas datas de atribuição dos planos.

A opção de aquisição de acções apenas pode ser exercida 3 anos após a data de atribuição, e o número de acções disponíveis para negociação pelos Colaboradores foi fixado em 50% do salário base anual, calculado à data da introdução de cada um dos planos.

A opção de aquisição das acções atribuídas por este plano é facultativa.

Tendo em consideração as condições de atribuição deste plano ao nível do Grupo Vodafone, não é expectável nesta data, a repercussão de custos na Vodafone Telecel decorrentes dos benefícios associados a este incentivo.

NOTA 55 – PENSÕES DE REFORMA

Em Dezembro de 1997, o Conselho Geral aprovou a criação de um plano de complementos de pensões de reforma para todos os Colaboradores da Vodafone Telecel, incluindo os membros da Direcção (ver Nota 3 m)). O plano foi implementado a partir de Maio de 1998 e é de contribuição definida. O plano é financiado pela Empresa e pelos Colaboradores (por sua opção) e abrange todos os Colaboradores com mais de seis meses de serviço. A gestão do Fundo ficou a cargo de uma Sociedade Gestora de Fundos de Pensões.

De acordo com as condições do plano, a Empresa compromete-se a efectuar contribuições entre 1% e 5,75% da massa salarial, dependendo da contribuição de cada Colaborador e da sua idade.

Os encargos contabilizados no semestre findo em 30 de Setembro de 2002 referentes a este plano ascenderam a cerca de mEur 837 (01-04-2001 a 30-09-2001: mEur 763) registados na rubrica de "Custos com o pessoal".

No momento da eventual desvinculação laboral, as contribuições efectuadas por cada Colaborador até aquela data revertem a seu favor acrescidas do respectivo rendimento em cada ano. Contudo, as contribuições da Empresa só revertem em benefício do Colaborador desvinculado, de acordo com uma percentagem calculada em função do período de tempo de serviço prestado pelo Colaborador, da seguinte forma:

Tempo de serviço do Colaborador	>1<3 anos	>3<5 anos	>5<8 anos	>8<10 anos	>10 anos
% do valor que reverte como benefício	10	25	50	80	100

NOTA 56 – EVENTOS SUBSEQUENTES

Em 31 de Outubro de 2002 a Vodafone Telecel foi notificada da acusação deduzida em processo de contra-ordenação instaurado contra si por não ter dado cumprimento à deliberação da Anacom de 24 de Setembro de 2002, relativa à cedência de interligação à OniWay (ver Nota de Introdução).

Em 13 de Novembro de 2002, no seguimento da deliberação da Anacom de 24 de Setembro e das reuniões entretanto havidas com esta entidade, a Vodafone Telecel decidiu abrir a interligação à OniWay, o que ocorreria num prazo de poucos dias.
Nas reuniões entretanto havidas com a Anacom, ficou claro que as preocupações da Vodafone Telecel incluídas na proposta de contrato serão devidamente acompanhadas e acauteladas pelo Regulador, concluindo, a Vodafone Telecel existirem, assim, condições mínimas para conceder a interligação.

De referir que a Vodafone Telecel considera que em todo este processo a razão lhe assiste e que continuará a defender os seus direitos e interesses legalmente protegidos junto das instâncias competentes, reservando-se o direito de tomar as suas decisões logo que essas instâncias se pronunciem.

No semestre findo em 30 de Setembro de 2002, ocorreram alterações no tarifário do tráfego entre operadores, cujos acertos de ambas as partes inviabilizaram os normais encontros de contas entre a facturação a pagar e a receber. Nesta data estão a decorrer contactos entre todos os intervenientes no sentido de formalizar a aceitação dos referidos encontros de contas. Deste acordo resultará uma redução significativa no activo e passivo do balanço da Vodafone Telecel.

Em 4 de Dezembro de 2002 a Vodafone Telecel assinou um acordo para a aquisição de um conjunto de activos detidos pela OniWay e da totalidade do capital social desta empresa, operações sujeitas à verificação de determinadas condições previstas no acordo.

O referido conjunto de activos será adquirido à OniWay por um valor global de cerca de 50 milhões de euros e engloba, nomeadamente, infra-estruturas e plataformas de rede, equipamentos e aplicações informáticas e terminais GPRS.

O acordo celebrado prevê a possibilidade de aquisição pela Vodafone Telecel da totalidade do capital social da OniWay, encontrando-se esta livre de quaisquer passivos, responsabilidades e encargos.

O valor da compra e venda de acções representativas do capital social da OniWay será calculado em função do valor patrimonial da OniWay à data da transmissão das acções, acrescido de um montante variável correspondente a parte da eventual utilização de prejuízos fiscais da OniWay de que a Vodafone Telecel venha a beneficiar.

O TÉCNICO DE CONTAS **A DIRECÇÃO**

RELATÓRIO DO AUDITOR

RELATÓRIO DE REVISÃO LIMITADA ELABORADO POR AUDITOR REGISTADO NA CMVM SOBRE INFORMAÇÃO SEMESTRAL

Introdução

1. Para os efeitos do artigo 246.º do Código dos Valores Mobiliários, apresentamos o nosso Relatório de Revisão Limitada sobre a informação do período de seis meses findo em 30 de Setembro de 2002, da Vodafone Telecel – Comunicações Pessoais, S.A., incluída: no Relatório de Gestão, no Balanço (que evidencia um total de Euros 1.155.038.710 e um total de capital próprio de Euros 513.459.869, incluindo um resultado líquido de Euros 55.243.060) e na Demonstração dos resultados do período de seis meses findo naquela data e no correspondente Anexo.

2. As quantias das demonstrações financeiras, bem como as da informação financeira adicional, são as que constam dos registos contabilísticos da Empresa.

Responsabilidades

3. É da responsabilidade da Direcção da Empresa: (i) a preparação da informação financeira histórica semestral de acordo com os princípios contabilísticos geralmente aceites em Portugal e que seja completa, verdadeira, actual, clara, objectiva e lícita, conforme exigido pelo Código dos Valores Mobiliários; (ii) a adopção de políticas e critérios contabilísticos adequados; (iii) a manutenção de um sistema de controlo interno apropriado; e (iv) a informação de qualquer facto relevante que tenha influenciado a sua actividade, posição financeira ou resultados.

4. A nossa responsabilidade consiste em verificar a informação financeira contida nos documentos acima referidos, designadamente sobre se, para os aspectos materialmente relevantes, é completa, verdadeira, actual, clara, objectiva, lícita e em conformidade com o exigido pelo Código dos Valores Mobiliários, competindo-nos emitir um relatório de segurança moderada, profissional e independente, sobre essa informação financeira, baseado no nosso trabalho.

Âmbito

5. O trabalho a que procedemos teve como objectivo obter uma segurança moderada quanto a se a informação financeira anteriormente referida está isenta de distorções materialmente relevantes. O nosso trabalho foi efectuado com base nas Normas Técnicas e Directrizes de Revisão/Auditoria emitidas pela Ordem dos Revisores Oficiais de Contas, foi planeado de acordo com aquele objectivo, e consistiu principalmente, em indagações e procedimentos analíticos destinados a rever: (i) a fiabilidade das asserções constantes da informação financeira; (ii) a adequação das políticas contabilísticas adoptadas, tendo em conta as circunstâncias e a consistência da sua aplicação; (iii) a aplicabilidade, ou não, do princípio da continuidade; (iv) a apresentação da informação financeira; e (v) se, para os aspectos materialmente relevantes, a informação financeira é completa, verdadeira, actual, clara, objectiva e lícita em conformidade com o exigido pelo Código dos Valores Mobiliários.

6. O nosso trabalho abrangeu ainda a verificação da concordância da informação financeira constante do relatório de gestão com os restantes documentos anteriormente referidos.

7. Entendemos que o trabalho efectuado proporciona uma base aceitável para a emissão do presente relatório de revisão limitada sobre a informação semestral.

Parecer

8. Com base no trabalho efectuado, o qual foi executado tendo em vista a obtenção de uma segurança moderada, nada chegou ao nosso conhecimento que nos leve a concluir que a informação financeira do período de seis meses findo em 30 de Setembro de 2002 não esteja isenta de distorções materialmente relevantes que afectem a sua conformidade com os princípios contabilísticos geralmente aceites em Portugal e que, nos termos das definições incluídas nas directrizes mencionadas no parágrafo 5 acima, não seja completa, verdadeira, actual, clara, objectiva e lícita.

Lisboa, 23 de Dezembro de 2002

LEDO, MORGADO E ASSOCIADOS, SROC
Representada por Jorge Bento Martins Ledo